As filed with the Securities and Exchange Commission on January 26, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RYERSON TULL, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	36-3425828
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

RYERSON TULL PROCUREMENT CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	36-4380907
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2621 West 15th Place

Chicago, Illinois 60608

(773) 762-2121

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Joyce E. Mims

Ryerson Tull, Inc.

2621 West 15th Place

Chicago, Illinois 60608

(773) 762-2121

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

with copies to:

Philip J. Niehoff

Mayer, Brown, Rowe & Maw LLP

190 South LaSalle Street

Chicago, IL 60603

(312) 782-0600

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
3.50% Convertible Senior Notes due 2024	$175,000,000	100%	$175,000,000	$20,598
Common Stock, Par Value $1.00 per share (including preferred share purchase rights)	(2)	(2)	(2)	(3)
Guarantee of Convertible Senior Notes due 2024				(4)

(1)	Estimated pursuant to Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee.
(2)	Includes 11,872,455 shares of common stock issuable upon conversion of the notes at the rate of 46.7880 shares of common stock per $1,000 principal amount of the notes. Under Rule 416 under the Securities Act, the number of shares of common stock registered includes an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, reorganization or similar event.
(3)	Under Rule 457(i), there is no additional filing fee payable with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.
(4)	Pursuant to Rule 457(n), no additional filing fee is payable with respect to the guarantee.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated January 26, 2005

Prospectus

$175,000,000

3.50% CONVERTIBLE SENIOR NOTES DUE 2024

AND

COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

We issued $175,000,000 aggregate principle amount of our 3.50% Convertible Senior Notes due 2024 in a private placement in November 2004.

The notes bear interest at an annual rate of 3.50%. Interest on the notes is payable semi-annually in arrears on May 1 and November 1 of each year, beginning May 1, 2005.

Holders may convert the notes into shares of our common stock on or prior to the trading day preceding the stated maturity, under the circumstances described in this prospectus.

The conversion rate is initially 46.7880 shares of our common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $21.37 per share of common stock. The conversion rate is subject to adjustment upon the occurrence of specified events. In addition, following certain corporate transactions that occur prior to November 1, 2009 and that also constitute fundamental changes, a holder who elects to convert its notes in connection with such corporate transactions will be entitled to receive additional shares of common stock upon conversion in certain circumstances.

The notes will mature on November 1, 2024, unless earlier converted, redeemed or repurchased by us. We may redeem some or all of the notes for cash, at any time and from time to time, on or after November 5, 2009 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date. You may require us to repurchase some or all of your notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest and additional interest, if any, to, but not including, the repurchase date, on November 1, 2009, November 1, 2014 and November 1, 2019, or following a fundamental change that occurs at any time prior to their maturity as described in this prospectus.

The selling securityholders identified in this prospectus may offer from time to time up to $175,000,000 of the notes and shares of our common stock issuable upon conversion of the notes. The notes and the shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, shares of our common stock may be offered from time to time through ordinary brokerage institutions on the New York Stock Exchange. See “Plan of Distribution.”

The notes are our direct, unsecured and senior obligations and rank equal in priority with all of our existing and future unsecured and senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes effectively rank junior to any of our existing and future secured indebtedness. The notes are guaranteed by one of our subsidiaries, Ryerson Tull Procurement Corporation, on a senior unsecured basis. The subsidiary guarantee is a general unsecured senior obligation of the subsidiary guarantor and ranks equally in right of payment with any existing and future senior indebtedness of the subsidiary guarantor. The notes rank effectively junior to any indebtedness of our non-guarantor subsidiaries.

Our common stock currently trades on the New York Stock Exchange under the symbol “RT.” On January 25, 2005, the last reported sale price of our common stock on the NYSE was $14.53 per share.

Investing in these notes involves risks. See “ Risk factors” beginning on page 3.

The date of this prospectus is                     , 2005

Ryerson Tull, Inc. is a Delaware corporation. Our principal executive offices are located at 2621 West 15th Place, Chicago, Illinois 60608, and our telephone number at that address is (773) 762-2121. Our website is located at http://www.ryersontull.com. The information on our website is not part of this prospectus.

In this prospectus, except where the context otherwise requires or as otherwise indicated:

•	“Ryerson Tull,” “we,” “us” and “our” refer to Ryerson Tull, Inc. and its subsidiaries;

•	the “subsidiary guarantor” refers to Ryerson Tull Procurement Corporation; and

•	“Integris” refers to Integris Metals, Inc. and its subsidiaries.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, offer notes or shares of our common stock owned by them. Each time the selling securityholders offer notes or common stock under this prospectus, they will provide a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus. See “Additional Information” for more information.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any document incorporated by reference in this prospectus is accurate only as of the date on the front cover of the applicable documents or as specifically indicated in the document. Our business, financial condition, results of operations and prospectus may have changed since that date.

i

SUMMARY

The following summary provides an overview of selected information about us. This summary is qualified in its entirety by the more detailed information, including our and Integris Metals, Inc.’s consolidated financial statements and related notes thereto, included or incorporated by reference in this prospectus. You should carefully consider the entire prospectus and the documents incorporated in this prospectus, including the “Risk Factors” section, before making an investment decision.

Our Company

We are North America’s leading distributor and processor of metals, in terms of sales, with 2003 sales of approximately $2.2 billion. In the first nine months of 2004, we had sales of approximately $2.4 billion. We carry a full line of products, with over 100,000 items of carbon rolled steel, stainless steel, alloy steel, aluminum, nickel, red metals and industrial plastics, in a wide range of grades, shapes and sizes.

We have extensive fabrication and processing capabilities with 58 facilities, including five large and 12 smaller processing centers, enabling us to supply high-quality customized products. More than one-half of the materials we sell are processed. We perform a broad range of metal processing, including sawing, slitting, blanking, pickling, cutting to length, leveling, flame cutting, laser cutting, edge trimming, edge rolling, fabricating and grinding, to process materials to specified thickness, length, width, shape and surface quality pursuant to specific customer orders. To further assist our customers, we provide value-added services including just-in-time delivery, handling and managing inventories, material application reviews and supply chain management.

We serve over 30,000 customers. Our broad and diverse customer base ranges in size from large national manufacturers to local, independently owned fabricators and machine shops. Our geographic network and customization capabilities allow us to serve large, national manufacturing companies in North America by providing a consistent standard of products and services across our multiple locations.

Collado Ryerson, our 50% owned joint venture in Mexico, includes the largest plate processing and fabrication operation in Mexico, through which we are able to supply our customers in the United States and Mexico with prompt delivery of high quality, competitively priced products. Additionally, our 50% interest in Tata Ryerson Limited provides access to the rapidly growing market in India.

Our business was founded in 1842. Our common stock is traded on the New York Stock Exchange under the symbol “RT.”

J & F Steel Acquisition

On July 30, 2004, we acquired J & F Steel, LLC from Arbed Americas, LLC for approximately $59.0 million, including assumption of debt and an estimated post-closing adjustment. As a result of the acquisition of J & F Steel, we acquired four carbon flat rolled processing facilities and related equipment located in Burns Harbor, Indiana; Memphis, Tennessee; Middletown, Ohio; and Jenison, Michigan. We borrowed under our existing revolving credit agreement to fund the J & F Steel acquisition.

Integris Metals, Inc. Acquisition and Related Financing

On January 4, 2005, we acquired all of the capital stock of Integris for a cash purchase price of $410 million, plus assumption of Integris’ debt, which was approximately $234 million.

Integris is the fourth largest metals service center in North America with leading market positions in aluminum and stainless steel. Integris has one of the broadest networks of metals processing and distribution facilities in the industry with three dedicated processing centers and 59 branches located throughout the United States and Canada, covering key industrial regions. Integris sells its products and services to many industries, including fabricated metal products, industrial machinery, commercial transportation, electrical equipment and appliances and building and construction.

In fiscal year 2003, Integris generated revenue of $1.5 billion and net income of $10.9 million. Improving market conditions in 2004, as evidenced by higher industrial demand and metals prices, have positively impacted Integris’ financial performance. In the first nine months of fiscal year 2004, Integris generated revenue of $1.5 billion and net income of $46.5 million as compared to revenue of $1.1 billion and net income of $9.1 million in the first nine months of fiscal year 2003.

Integris’ product mix is predominantly comprised of aluminum and stainless steel in all product forms, which together accounted for approximately 85% of its sales during fiscal year 2003. Integris processes metal for a broad array of end uses at its dedicated processing centers and many of its branches. Integris performs a combination of finishing processes such as leveling, cutting-to-length, polishing, slitting, shearing, blanking, precision sawing and plasma and waterjet cutting to exact specifications, providing customized solutions to its customers. To help its customers reduce their costs, Integris also provides additional value-added services such as just-in-time inventory management, logistics management, quality control services, cost reduction initiatives and engineering support.

In 2003, Integris served more than 20,000 customers through its extensive geographic network. Integris’ customers range in size from large national manufacturers to local, independently owned fabricators and machine shops. Integris’ geographic network and customization capabilities allow Integris to serve large national manufacturing companies in North America by providing a consistent standard of products and services across its multiple locations.

With the closing of the Integris acquisition, we have the broadest network of metals processing and distribution facilities in North America. The infrastructures that we and Integris use to process and sell our products are similar. As a result, we expect to be able to eliminate redundant facilities and reduce administrative and sales personnel, allowing us to eliminate duplicative costs while continuing to provide the high level of service that our customers and Integris’ customers have received in the past.

In connection with the Integris acquisition, we entered into a new $1.1 billion five year senior secured revolving credit facility, under which we borrowed approximately $750 million to refinance amounts borrowed under our existing $525 million revolving credit facility and Integris’ existing $350 million revolving credit facility and fund a portion of the cash purchase price for the Integris acquisition.

The terms of the new revolving credit facility are described more fully under “Description of Other Indebtedness.”

The Integris acquisition and the borrowings under the new revolving credit facility described above to fund the purchase price and refinance indebtedness are collectively referred to herein as the “Integris Transactions.”

Recent Developments

On December 13, 2004, we issued $150 million aggregate principal amount of 8 1/4% Senior Notes due 2011. The notes pay interest semi-annually and are guaranteed by Ryerson Tull Procurement Corporation on a senior unsecured basis. We used the net proceeds from that offering to repay borrowings under our existing revolving credit facility.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference in this prospectus, in evaluating us, our business and an investment in the notes. Any of the following risks, as well as other risks and uncertainties of which we may not be aware or which we believe are presently immaterial, could seriously harm our business and financial results and cause the value of the notes to decline, which in turn could cause you to lose all or part of your investment. The risks described below under “Risks related to the Integris Acquisition and our Business” are risks related to our business and Integris’ business.

Risks Related to the Integris Acquisition and our Business

The Integris acquisition may be challenged on antitrust grounds.

Although we have completed the Integris acquisition, the Antitrust Division of the U.S. Department of Justice, the Federal Trade Commission or any state could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to rescind the transactions. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. Also, the Canadian Commissioner of Competition may initiate proceedings before the Competition Tribunal for up to three years after closing of the Integris acquisition. A challenge to the Integris acquisition on antitrust grounds may be made by any of these persons and, if such a challenge is made, it is possible that we will not prevail.

We may not be able to successfully identify, manage and integrate Integris and other acquisitions, and if we are unable to do so, we are unlikely to increase our growth rates.

We have grown through a combination of internal expansion, acquisitions and corporate joint ventures. The Integris acquisition is the largest acquisition in our history and the successful integration of Integris is vital to increasing our growth rates in the near term. While we intend to continue to grow through selective acquisitions, we may not be able to identify appropriate acquisition candidates, consummate acquisitions on satisfactory terms or integrate acquired businesses effectively and profitably into our existing operations.

Our future success will depend on our ability to integrate Integris and other acquisitions successfully into our operations. After the acquisition, customers may choose to diversify their supply chains to reduce reliance on a single supplier for the majority of their metals needs. We may not be able to retain all of our and Integris’ customers, which may adversely affect our business and revenues. We have not previously integrated an acquisition the size of Integris into our operations. Integration of Integris will require us to enhance our operational and financial systems and employ additional qualified personnel, management and financial resources, and may adversely affect our business by diverting management away from day-to-day operations. Further, failure to successfully integrate Integris may adversely affect our profitability by creating significant operating inefficiencies that could increase our operating expenses as a percentage of sales and reduce our operating income. In addition, we may not realize expected cost savings from Integris or other acquisitions, which may adversely affect our profitability.

Our future operating results depend on a number of factors beyond our control, such as the prices for metals, which could harm our results of operations.

The prices we pay for metals and the prices we charge for products may change depending on many factors not in our control, including general economic conditions (both domestic and international), competition, production levels, supply shortages, mill surcharges, import duties and other trade restrictions, and currency fluctuations. These factors could lead to disruptions in our ability to meet our material requirements.

We purchase the majority of our inventories at prevailing market rates. We try to match our long-term fixed-price sales programs for the sale of products to specific customers with long-term fixed-price supply purchase programs. However, if metal prices increase, we may not be able to fully pass our increased costs to customers. To the extent we are not able to pass on to our customers any increases in the prices we pay for metals, our results of operations may be adversely affected. To the extent metals prices decline, this generally would mean lower sales and possibly lower net income, depending on the timing of the price changes.

We service industries that are highly cyclical, and any downturn in our customers’ industries could reduce our revenue and profitability.

Many of our products are sold to industries that experience significant fluctuations in demand based on economic conditions, energy prices, seasonality, consumer demand and other factors beyond our control. These industries include manufacturing, electrical products and transportation. Any decrease in demand within one or more of these industries may be significant and may last for a lengthy period of time. Any significant slowdown in one or more of these industries could have an adverse effect on the demand for metals, resulting in lower prices for metals, which would reduce our profitability. We may have difficulty increasing or maintaining our level of sales or profitability if we are not able to divert sales of our products to customers in other industries when one or more of our customers’ industries experiences a decline. We do not expect the cyclical nature of our industry to change.

The price volatility inherent in the metals markets could lead to significant losses for metals service centers, particularly during periods of rapid price decline.

Metals prices are volatile due to, among other things, significant excess capacity in times of reduced demand, fluctuations in foreign exchange rates and foreign and domestic competition. Metals market price decreases usually require that we lower our selling prices to market prices.

Because we maintain substantial inventories of metals in order to meet the just-in-time delivery requirements of our customers, a reduction in our selling prices could result in lower profit margins or, in some cases, losses, which would reduce our profitability.

Because of this volatility, working capital management and, in particular, inventory management, is a key profitability driver in the metals service center industry. We may not be successful in managing working capital in the future. Additionally, during periods of rapid price decreases we may be unable to lower our prices quickly enough to remain price competitive, which could have a material adverse effect on our sales volume.

An economic slowdown in China could depress metals prices, which could adversely impact our revenues, margins and profitability.

China is a large consumer of metals and metal products, which are integral to its current large scale industrial expansion. This large and growing demand for metals has significantly affected the global metals industry, diverting supply to China and, consequently, driving up prices for metals. Should China’s growth slow, its metals consumption would decrease and some of the supply it currently uses could be diverted to the U.S. and Canadian markets, thereby depressing metals prices. A decline in metals prices could adversely affect our revenues, margins and profitability.

Our business is very competitive and increased competition could reduce our gross margins and net income.

The principal markets that we serve are highly competitive. The metals distribution industry is very fragmented and competitive, consisting of a large number of small companies and a few relatively large companies. It is estimated that the top ten metals distributors in North America accounted for approximately 24% of total industry sales in 2003. Competition is based principally on price, service, quality, production capabilities, inventory availability and timely delivery. Competition in the various markets in which we participate comes from companies of various sizes, some of which have greater financial resources than we do and some of which have more established brand names in the local markets we serve. Increased competition could force us to lower our prices or to offer increased services at a higher cost to us, which could reduce our profitability.

Lead time and the cost of our products could increase if we were to lose one of our primary suppliers.

If, for any reason, our primary suppliers of aluminum, carbon steel, stainless steel or other metals should curtail or discontinue their delivery of such metals to us in the quantities we need and at prices that are competitive, our business could suffer. The number of available suppliers could be reduced by factors such as industry consolidation and bankruptcies affecting steel and metal producers. Our top 25 suppliers accounted for 74% of our 2003 purchases, including 14% from a single supplier. Integris’ top 10 suppliers represented approximately 67% of its total 2003 cost of sales. We could be significantly and adversely affected if delivery were disrupted from a major supplier. If, in the future, we were unable to obtain sufficient amounts of the necessary metals at competitive prices and on a timely basis from our traditional suppliers, we may not be able to obtain such metals from alternative sources at competitive prices to meet our delivery schedules, which could have a material adverse effect on our revenues and profitability.

We may not be able to retain or expand our customer base if the North American manufacturing industry continues to erode.

Our customer base primarily includes manufacturing and industrial firms, some of which are, or have considered, relocating production operations overseas or outsourcing particular functions overseas. Some customers have closed as they were unable to compete successfully with overseas competitors. Our facilities are predominately located in the United States and Canada and, therefore, to the extent that our customers relocate or move operations overseas where we do not have a presence, we could lose their business.

The loss of services of our executive management team could harm our business.

The success of our business depends on the continued services of our executive management team. We may not be able to retain our executive management team or attract suitable replacements or additional personnel if required. The loss of the services of one or more members of our executive management team could have a material adverse effect on our business.

We may face product liability claims that are costly and create adverse publicity.

If any of the products that we sell cause harm to any of our customers, we could be exposed to product liability lawsuits. If we are found liable under product liability claims, we could be required to pay substantial monetary damages. Further, even if we successfully defend ourselves against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business.

Damage to our information technology infrastructure could harm our business.

The unavailability of any of our computer-based systems for any significant period of time could have a material adverse effect on our operations. In particular, our ability to manage inventory levels successfully largely depends on the efficient operation of our computer hardware and software systems. We use management information systems to track inventory information at individual facilities, communicate customer information and aggregate daily sales, margin and promotional information. Difficulties associated with upgrades, installations of major software or hardware, and integration with new systems could have a material adverse effect on our results of operations. We will be required to expend substantial resources to integrate our information systems with Integris’ systems. The integration of these systems may disrupt our business or lead to operating inefficiencies. In addition, these systems are vulnerable to, among other things, damage or interruption from fire, flood, tornado and other natural disasters, power loss, computer system and network failures, operator negligence, physical and electronic loss of data, or security breaches and computer viruses.

Certain employee retirement benefit plans are underfunded and the actual cost of those benefits could exceed current estimates.

As of December 31, 2003, our pension plan had an unfunded liability of $102 million. In addition, based on an October 1, 2003 valuation of its projected benefit obligations, Integris’ pension plan has an unfunded liability of $49.0 million. We have agreed to assume this liability as part of the Integris acquisition. Our actual costs for benefits required to be paid may exceed those projected and future actuarial assessments of the extent of those costs may exceed the current assessment. Under those circumstances, the adjustments required to be made to our recorded liability for these benefits could have a material adverse effect on our results of operations and financial condition and cash payments to fund these plans could have a material adverse effect on our cash flows. We may be required to make substantial future contributions to improve the plans’ funded status, which may have a material adverse effect on our results of operations, financial condition or cash flows.

Future funding for postretirement employee benefits other than pensions also may require substantial payments from current cash flow.

We provide postretirement life insurance and medical benefits to substantially all of our employees. We paid $12 million in postretirement benefits in 2003 and recorded an expense of $13 million in our financial statements. Our unfunded postretirement benefit obligation as of December 31, 2003 was $180.0 million. In addition, based on a valuation as of October 31, 2003, Integris had unfunded liability for other post employment benefits of $56.9 million.

Our obligations from such postretirement benefits could increase significantly if health care costs increase at a faster pace than those assumed by management. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Pension and Postretirement Benefit Plan Assumptions” incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2003 for further discussion of these assumptions. An increase of 1% in the health care cost trend rate (from 10% in 2003 grading down to 5% in 2007 to 11% in 2003 grading down to 6% in 2007) would have increased our 2003 postretirement benefit expense by $0.5 million.

We could incur substantial costs in order to comply with, or to address any violations under, environmental laws that could significantly increase our operating expenses and reduce our operating income.

Our and Integris’ operations are subject to various environmental statutes and regulations, including laws and regulations governing materials we and Integris use. In addition, certain of our and Integris’ operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for our and Integris’ operations could result in substantial operating costs and capital expenditures, in addition to fines and civil or criminal sanctions, third party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations. Certain of our and Integris’ facilities are located in industrial areas, have a history of heavy industrial use and have been in operation for many years and, over time, we and other predecessor operators of these facilities have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these facilities or at off-site locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could have a material adverse effect on our financial position, results of operations or cash flows.

If we experience work stoppages, we could be harmed.

As of September 30, 2004, we employed approximately 3,550 persons, of which approximately 1,730 were office employees and approximately 1,820 were plant employees. Over half of our plant employees were members of various unions, including the United Steel Workers of America and the International Brotherhood of Teamsters unions. Existing collective bargaining agreements will expire on various dates through 2006. We may not be able to negotiate extensions of these agreements or new agreements prior to their expiration date. As a result, we may experience labor disruptions in the future. A widespread work stoppage could have a material adverse effect on our results of operations, financial position and cash flows if it were to last for a significant period of time.

As of October 1, 2004, Integris had approximately 2,400 employees, of which approximately 1,000 were office employees and approximately 1,400 were plant employees. Approximately 600 employees are covered by collective bargaining agreements, primarily with the International Brotherhood of Teamsters and United Steel Workers of America unions. Integris has entered into collective bargaining agreements with 21 union locals at 24 of its facilities that expire at various times over the next five years. During 2004 and 2005, contracts covering approximately 205 employees at six facilities are scheduled to expire or have expired. Labor disruptions could occur or any of these contracts may not be extended prior to their expiration. For example, the members of International Brotherhood of Teamsters Local 938, representing 81 employees in Integris’ Toronto facility, were on strike from July 6, 2004 until a settlement was reached on October 31, 2004. A widespread work stoppage could have a material adverse effect on Integris’ results of operations if it were to last for a significant period of time.

Our operating results may fluctuate depending on the season.

A portion of our customers are in seasonal businesses. Revenues in the months of July, November and December traditionally have been lower than in other months because of a reduced number of shipping days and holiday closures for some customers. Consequently, our sales in the first two quarters of the year are usually higher than in the third and fourth quarters. As a result, analysts and investors may inaccurately estimate the effects of seasonality on our results of operations in one or more future quarters and, consequently, our operating results may fall below expectations.

We may be adversely affected by currency fluctuations in the U.S. dollar versus the Canadian dollar.

Integris has significant operations in Canada which incur the majority of their metal supply costs in U.S. dollars but earn the majority of their revenues in Canadian dollars. We may from time to time experience losses when the value of the U.S. dollar strengthens against the Canadian dollar, which could have a material adverse effect on our results of operations. In addition, we will be subject to translation risk when we consolidate our Canadian subsidiary’s net assets into our balance sheet. Fluctuations in the value of the U.S. dollar versus the Canadian dollar could reduce the value of these assets as reported in our financial statements, which could, as a result, reduce our stockholder’s equity.

Our risk management strategies may result in losses.

We may use commodities contracts to minimize price volatility and supply risks. We may also use fixed-price and/or fixed-volume supplier contracts to offset contracts with customers. Additionally, we may use foreign exchange contracts and interest rate swaps to hedge our Canadian dollar and floating rate debt exposures. These risk management strategies pose certain risks, including the risk that losses on a hedge position may exceed the amount invested in such instruments. Moreover, a party in a hedging transaction may be unavailable or unwilling to settle its obligations, which could cause us to suffer corresponding losses. A hedging instrument may not be effective in eliminating all of the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of our use of such instruments.

Any prolonged disruption of our processing centers could harm our business.

We have dedicated processing centers that permit us to produce standardized products in large volumes while maintaining low operating costs. Any prolonged disruption in the operations of any of these facilities, whether due to labor or technical difficulties, destruction or damage to any of the facilities or otherwise, could materially adversely affect our business and results of operations.

Risks Related to the Notes and the Common Stock

We have a significant amount of debt. Our substantial indebtedness could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other debt.

We have a significant amount of debt and substantial debt service requirements. As of September 30, 2004, (1) on an actual historical basis, we had outstanding on a consolidated basis approximately $441.2 million of senior indebtedness, (2) on a pro forma basis giving effect to our issuance of the notes in November 2004 and our issuance of $150.0 million of 8 1/4% Senior Notes due 2011 in December 2004, we would have had outstanding on a consolidated basis approximately $450.1 million of senior indebtedness, and (3) on a pro forma as adjusted basis giving effect to the Integris Transactions, we would have outstanding on a consolidated basis approximately $1,117.5 million of senior indebtedness.

This level of debt could have significant consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under the notes and our other outstanding debt;

•	resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable;

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including borrowings under our revolving credit facility;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other debt.

Our ability to meet our payment and other obligations under our debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. Our business may not generate cash flow from operations and future borrowings may not be available to us under our new revolving credit facility or otherwise, in an amount sufficient to enable us to meet our payment obligations under the notes and our other debt and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the notes and our other debt.

A significant amount of our debt agreements contain covenant restrictions that may limit our ability to operate our business.

The agreements governing the notes, our revolving credit facility, our 8 1/4% Senior Notes due 2011 and our 9 1/8% Notes due 2006 contain, and any of our other future debt agreements may contain, covenant restrictions that limit our ability to operate our business, including restrictions on our ability to:

•	incur debt (including secured debt) or issue guarantees;

•	grant liens on our assets;

•	enter into take or pay contracts;

•	make certain investments;

•	enter into sale and leaseback transactions;

•	enter into transactions with our affiliates;

•	sell certain assets;

•	repurchase capital stock or make other restricted payments;

•	declare or pay dividends or make other distributions to stockholders; and

•	enter into merger or consolidations or make certain acquisitions.

In addition, our new revolving credit facility contains other affirmative and negative covenants. Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions.

As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. In addition, our failure to comply with these covenants could result in a default under the notes and our other debt, which could permit the holders to accelerate such debt. If any of our debt is accelerated, we may not have sufficient funds available to repay such debt.

We may incur additional debt or take other actions that could negatively impact you.

Our new revolving credit facility and the indenture governing the notes do not completely prohibit us from incurring additional debt, including secured debt. In addition, the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. If we issue other debt securities in the future, our debt service obligations will increase.

The notes are effectively junior to our and the subsidiary guarantor’s secured indebtedness and effectively junior to the existing and future liabilities of our non-guarantor subsidiaries.

The notes are effectively junior to our secured indebtedness under our new revolving credit facility. Certain of our non-guarantor subsidiaries, as well as certain of Integris’ subsidiaries, are borrowers under the new revolving credit facility. These non-guarantor subsidiaries may borrow, subject to certain conditions, the entire $1.1 billion aggregate amount of the new revolving credit facility, which is structurally senior to the notes. In addition, the notes are effectively junior to all existing and future liabilities of our non-guarantor subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. As of September 30, 2004, (1) on an actual historical basis, Ryerson Tull, Inc. and the subsidiary guarantor had $100.2 million in senior unsecured indebtedness and our non-guarantor subsidiaries had approximately $745.7 million in liabilities; (2) on a pro forma as adjusted basis, giving effect to our issuance of the notes in November 2004, our issuance of $150.0 million of 8 1/4% Senior Notes due 2011 in December 2004 and the Integris Transactions, Ryerson Tull, Inc. and the subsidiary guarantor would have had outstanding $425.2 million of senior unsecured indebtedness and the non-guarantor subsidiaries would have had outstanding $692.3 million of indebtedness. Our right to receive any assets of any of our non-guarantor subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, are subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

For the nine months ended September 30, 2004, on a pro forma basis, our non-guarantor subsidiaries represented 100% of our external sales.

The notes are obligations exclusively of Ryerson Tull, Inc. and the subsidiary guarantee is an obligation exclusively of the subsidiary guarantor. Our non-guarantor subsidiaries have no obligation to pay any amounts due on the notes and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

Federal or state laws allow courts, under specific circumstances, to void debts, including guarantees, and could require holders of notes to return payments received from us and the subsidiary guarantor.

If a bankruptcy proceeding or lawsuit were to be initiated by unpaid creditors, the notes and the subsidiary guarantee of the notes could come under review for federal or state fraudulent transfer violations. Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, obligations under the notes or the subsidiary guarantee of the notes could be voided, or claims in respect of the notes or the subsidiary guarantee of the notes could be subordinated to all other debts of the debtor or subsidiary guarantor if, among other things, the debtor or subsidiary guarantor at the time it incurred the debt evidenced by such notes or subsidiary guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such debt or guarantee; and

•	one of the following applies:

•	it was insolvent or rendered insolvent by reason of such incurrence;

•	it was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	it intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that debtor or subsidiary guarantor under the notes or subsidiary guarantee of the notes could be voided and required to be returned to the debtor or subsidiary guarantor, as the case may be, or deposited in a fund for the benefit of the creditors of the debtor or subsidiary guarantor.

The measure of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a debtor or guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all of its assets;

•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be sure as to the standards that a court would use to determine whether or not the subsidiary guarantor was solvent at the relevant time, or, regardless of the standard that the court uses, that the issuance of the guarantee of the notes would not be voided or subordinated to the subsidiary guarantor’s other debt.

If the subsidiary guarantee were legally challenged, it could also be subject to the claim that, since it was incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantor, the obligations of the subsidiary guarantor were incurred for less than fair consideration.

A court could thus void the obligations under the subsidiary guarantee or subordinate the subsidiary guarantee to the subsidiary guarantor’s other debt or take other action detrimental to holders of the notes.

The make whole premium on notes converted in connection with a specified corporate transaction may not adequately compensate you for the lost option time value of your notes as a result of such transaction.

If a specified corporate transaction that constitutes a fundamental change occurs prior to November 1, 2009, under certain circumstances, we will pay a make whole premium on notes converted in connection with such specified corporate transaction. The amount of the make whole premium will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of Notes—Conversion Rights.” Although the make whole premium is designed to compensate you for the lost option time value of your notes as a result of such transaction, the amount of the make whole premium is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the specified corporate transaction occurs after November 1, 2009 or if the price of our common stock in the transaction is greater than $65.00 per share or less than $14.74 (in each case, subject to adjustment), no make whole premium will be paid.

We may not have the ability to raise the funds necessary to repurchase the notes upon a change of control, as required by the indenture governing the notes and certain of our other indebtedness.

On November 1, 2009, November 1, 2014 and November 1, 2019, holders of the notes may require us to repurchase their notes for cash. In addition, holders of the notes also may require us to repurchase their notes upon a fundamental change, as described under “Description of Notes—Repurchase of Notes by Us at the Option of the Holder upon a Fundamental Change.” A fundamental change also may constitute an event of default under, and result in the acceleration of the maturity of, our other indebtedness under another indenture or other indebtedness that we may incur in the future. We may not have sufficient financial resources, and may not be able to arrange financing, to pay the repurchase price for the notes tendered by holders. In addition, restrictions in our then-existing credit facilities or other indebtedness may not allow us to repurchase the notes. Failure by us to repurchase the notes when required will result in an event of default with respect to the notes.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.

Upon the occurrence of a fundamental change, you have the right to require us to repurchase the notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us would not constitute a fundamental change requiring us to repurchase the notes. In the event of any such transaction, the holders would not have the right to require us to repurchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

An active trading market for the notes may not develop.

There is no established public trading market for the notes. The notes originally issued in the private placement are eligible for trading on The Portal Market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on The Portal Market. The notes will not be listed on any securities exchange or included in any automated quotation system. An active trading market for the notes may develop. If such a market develops, it may not provide sufficient liquidity to permit you to sell your notes.

Moreover, even if you are able to sell your notes, you may not receive a favorable price for your notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

Resale of the notes or the common stock issued upon conversion is subject to significant restrictions.

Neither the notes nor the shares of common stock issuable upon conversion of the notes have been registered under the Securities Act or any state securities laws. As a result, they may only be offered or sold if:

•	applicable exemptions from the registration requirements of the Securities Act and applicable state laws apply to the circumstances of the sale; or

•	a registration statement covering the resale of these securities is filed and declared effective.

Under the registration rights agreement applicable to the notes, we are required to use our reasonable best efforts to file and to have declared effective a shelf registration statement registering the notes and the common stock issuable upon the conversion of the notes. However, we may not be successful in having that registration statement declared effective on a timely basis or at all, and any such registration statement may not be available to holders at all times.

If you convert your notes into shares of common stock when there exists a default with respect to our obligation to register our common stock issued upon conversion, you will not be entitled to receive additional interest. In addition, if you already converted your notes into shares of common stock prior to any such default, you will not receive additional interest or any additional shares.

Any adverse rating of the notes may cause the value of the notes to fall.

At the time of issuance, we did not to seek a rating on the notes by Standard & Poor’s Credit Market Services, Moody’s Investor Services, Inc. or any other rating agency. If the notes are rated, in the future, one or both of these rating agencies may lower the ratings on the notes. If the rating agencies reduce their ratings on the notes in the future or indicate that they have their ratings on the notes under surveillance or review with possible negative implications, the value of the notes could decline.

Our current corporate credit, our 9 1/8% Notes due 2006 and our 8 1/4% Senior Notes due 2011 are rated by Standard and Poor’s and Moody’s and these ratings could impact the value of the notes and the trading price of our common stock. Any decline in the ratings of our corporate credit, our 9 1/8% Notes due 2006 or our 8 1/4% Senior Notes due 2011 or any indications from the rating agencies that their ratings on our corporate credit, our 9 1/8% Notes due 2006 and our 8 1/4% Senior Notes due 2011 are under surveillance or review with possible negative implications could adversely affect the value of the notes and the trading price of our common stock. In addition, a ratings downgrade could adversely affect our ability to access capital.

We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

Except as described under “Plan of Distribution,” we are not restricted from issuing additional common stock, or securities convertible into or exchangeable for common stock, during the life of the notes and have no obligation to consider your interests for any reason. If we issue additional shares of common stock or such convertible or exchangeable securities, it may materially and adversely affect the price of our common stock and, in turn, the price of the notes.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain issuer tender or exchange offers as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as a third party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, which does not result in an adjustment to the conversion rate.

The conditional conversion feature of the notes could result in your receiving less than the value of the common stock into which a note would otherwise be convertible.

The notes are convertible into shares of our common stock only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.

The market price for our common stock may be volatile.

In recent periods, there has been volatility in the market price for our common stock. In addition, the market price of our common stock could fluctuate substantially in the future in response to a number of factors, including the following:

•	actual or anticipated fluctuations in our operating results;

•	actual or anticipated changes in our growth rates or our competitors’ growth rates;

•	conditions in our industry generally;

•	conditions in the financial markets in general or changes in general economic conditions;

•	our inability to raise additional capital;

•	changes in metals prices; and

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies’ common stock or our industry generally.

In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price regardless of our operating results.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you upon conversion of your notes. For example, in the event that an amendment is proposed to our Certificate of Incorporation or By-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to your conversion of notes, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock or other classes of capital stock.

Our stockholder rights plan, Certificate of Incorporation and By-laws, as well as provisions of Delaware law, could make it difficult for a third party to acquire our company.

We have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our Board of Directors. In addition, Delaware corporate law and our Certificate of Incorporation and By-laws contain provisions that could delay, deter or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions without the concurrence of our management or Board of Directors. These provisions:

•	authorize our Board of Directors to issue “blank check” preferred stock, which is preferred stock that can be created and issued by our Board of Directors, without stockholder approval, with rights senior to those of common stock;

•	provide that stockholder action may be taken only at a special or regular meeting and not by written consent; and

•	establish advance notice requirements for submitting nominations for election to the Board of Directors and for proposing matters that can be acted upon by stockholders at a meeting.

We are also subject to anti-takeover provisions under Delaware law, which could also delay or prevent a change of control. Together, these provisions of our Certificate of Incorporation and By-laws, Delaware law and our stockholder rights plan may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices of our common stock and, possibly, the notes, and also could limit the price that investors are willing to pay in the future for shares of our common stock and the notes. See “Description of Capital Stock—Anti-takeover Effects of Delaware Law and Certificate of Incorporation and By-laws.”

In certain circumstances, you may be deemed to have received a taxable distribution without the receipt of any cash.

You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. For non-U.S. holders (as defined under “Material United States Federal Income Tax Considerations”) this deemed distribution may be subject to U.S. federal withholding requirements. See “Material United States Federal Income Tax Considerations.”

We may not be able to pay dividends in the future.

Our Board of Directors intends to pay quarterly cash dividends on our common stock at a rate of $0.05 per share of common stock ($0.20 per annum). The declaration of dividends is subject to the discretion of our Board of Directors and will depend upon various factors, including the dividend restrictions in our new revolving credit facility and our 8 1/4% Senior Notes due 2011, our net income, financial condition, cash requirements, future prospects and any other factors deemed relevant by our Board of Directors. See “Price Range of Common Stock and Dividend Policy.” In the future, we may not be able to maintain the level of dividends we pay or pay dividends at all.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. Words such as “expects,” “hopes,” “believes,” “intends,” “estimates,” “anticipates” and variations of these words and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Actual results or experience could differ materially from the forward-looking statements as a result of many factors. We assume no liability to update any such forward-looking statements contained in this prospectus or in the documents incorporated by reference in this prospectus. Factors that could cause our actual results to differ materially include those described under “Risk Factors,” as well as:

•	effectiveness of management’s strategies and decisions;

•	general economic and business conditions;

•	developments in technology and e-commerce;

•	new or modified statutory or regulatory requirements;

•	sales volumes;

•	pricing pressures;

•	cost of purchased materials;

•	ability to maintain market share;

•	inventory management;

•	market competition;

•	our mix of products and services;

•	reliance on large customers;

•	implementation, cost and financial risks associated with increasing use of multi-year program sales;

•	our ability to lower costs and expenses;

•	ability to maintain or increase gross margin;

•	industry and customer consolidation;

•	customer and supplier insolvencies;

•	labor relations;

•	the outcome of pending and future litigation and claims;

•	continued availability of financing and financial resources required to support our future business and other factors; and

•	risks associated with negotiating, consummating and integrating acquisitions, especially relating to the Integris acquisition.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider these risks when reading any forward-looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings is defined as pre-tax income from continuing operations before adjustment of minority interests in consolidated subsidiaries or income or loss from equity investees, adjusted by adding fixed charges and distributed income of equity investees. Fixed charges is composed of interest expense and the estimated interest component of rental expense.

The following table presents our ratio of earnings to fixed charges for each of the periods indicated:

•	on an actual basis; and

•	on a pro forma as adjusted basis giving effect to our acquisition of J & F Steel, our issuance of $175.0 million of 3.50% Convertible Senior Notes due 2024 in November 2004, our issuance of $150.0 million of 8 1/4% Senior Notes due 2011 in December 2004 and the Integris Transactions.

	Years ended December 31,						Nine months ended September 30,
	1999		2000	2001	2002	2003	2004
Ratio of earnings to fixed charges	3.50	x	(1)	(1)	(1)	(1)	4.68	x
Pro forma as adjusted ratio of earnings to fixed charges						(2)	3.61	x

(1)	Earnings were insufficient to cover fixed charges by $17.3 million in 2003, $20.6 million in 2002, $97.1 million in 2001 and $28.5 million in 2000.

(2)	Earnings were insufficient to cover fixed charges on a pro forma as adjusted basis in 2003 by $43.2 million.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling securityholder of their notes or the shares of common stock issuable upon conversion of the notes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock trades on the New York Stock Exchange under the symbol “RT.” On January 25, 2005, our closing common stock price on the New York Stock Exchange was $14.53. The following table sets forth the reported high and low sale prices per share of common stock on the NYSE Composite Tape, based on published financial sources, and the dividends per share declared on the common stock for the calendar quarter indicated.

	Price Range
	High	Low	Dividends

Fiscal year ended December 31, 2003
First Quarter	7.04	5.50	0.05
Second Quarter	9.26	6.24	0.05
Third Quarter	9.94	7.45	0.05
Fourth Quarter	11.58	7.81	0.05

Fiscal year ended December 31, 2004
First Quarter	13.62	10.00	0.05
Second Quarter	16.05	11.18	0.05
Third Quarter	17.32	13.90	0.05
Fourth Quarter	17.88	14.15	0.05

Fiscal year ending December 31, 2005
First Quarter (through January 25, 2005)	15.89	14.26	0.05

Our Board of Directors intends to pay quarterly cash dividends on our common stock at a rate of $0.05 per share of common stock ($0.20 per year). Following the issuance of the notes, the payment of dividends in excess of $0.20 per share per year will result in an adjustment to the conversion rate of the notes. The declaration of dividends is subject to the discretion of our Board of Directors and will depend upon various factors, including the dividend restrictions in our existing revolving credit facility and our net income, financial condition, cash requirements, future prospects and any other factors deemed relevant by our Board of Directors.

Payments of dividends are permitted under our new revolving credit facility and the indenture governing our 8 1/4% Notes due 2011 subject to annual and aggregate limits and restricted by liquidity tests. In the most restrictive scenario, we would be limited to paying $10 million in dividends in any calendar year. As of September 30, 2004, we would not have been subject to the most restrictive limitations.

Because we are a holding company, our ability to pay dividends will depend largely on the earnings of, and cash flow available from, our subsidiaries.

DESCRIPTION OF OTHER INDEBTEDNESS

New Revolving Credit Facility

Simultaneously with the closing of the Integris acquisition, we entered into a new $1.1 billion revolving credit facility, amounts under which will be loaned by a syndicate of lenders. The amount of the facility may be increased by up to $200 million under certain circumstances. The new revolving credit facility was used to finance in part the Integris acquisition, to refinance our indebtedness under our former revolving credit facility, to refinance indebtedness under Integris’ former credit facility and for general corporate purposes, including working capital. At the closing of the Integris acquisition, we borrowed $750 million under the new revolving credit facility.

We and certain of our subsidiaries are the borrowers under the new revolving credit facility. All of our material domestic subsidiaries will guarantee the obligations of the borrowers and our material Canadian subsidiaries will guarantee the Canadian obligations of the borrowers. The new revolving credit facility also permits us to obtain letters of credit up to a sub-limit of $200 million. A swingline option of $25 million is also available to us.

Borrowings under the new revolving credit facility are secured by first-priority liens on all of our inventory, accounts receivable, lockbox accounts and related assets (including proceeds) of the borrowers and guarantors. The new revolving credit facility expires on January 4, 2010.

Availability

We may borrow or obtain letters of credit up to a maximum amount equal to the lesser of the committed amount under the facility or the borrowing base, in each case, less the note availability block amount. The borrowing base equals the sum of (i) 85% of eligible accounts receivable plus (ii) the lesser of 60% of the value of eligible inventory plus 80% of the net recovery value (as determined by independent third party appraisers selected by the lenders) of our gross inventory (the value of our gross inventory multiplied by a ratio, the numerator of which is the net liquidation value of our gross inventory divided by the gross inventory cost) minus, in the case of our Canadian borrowers, any priority payables reserves, provided that the availability attributable to the inventory may not exceed 65% of the total borrowing base. Receivable and inventory values are subject to reserves established by the lenders. The lenders have the right to conduct periodic appraisals of our inventory at our expense. The note availability block will start at $0 and, on January 15, 2006, will increase each quarter by $50,000,000, less the principal amount of any of our 9 1/8% Notes due 2006 repaid or redeemed. Upon repayment of such notes, the note availability block will be reduced to $0.

Eligible receivables include all accounts receivable of the borrowers and the guarantors to the extent that they are not subject to any offset or deduction and are not more than 60 days past due nor more than 90 days from invoice date (subject to reserves established by the lenders); provided that eligible receivables shall not include, unless otherwise acceptable to the lenders, accounts receivables in the following categories, among others:

•	foreign receivables not covered under letters of credit;

•	unapplied cash received from customers;

•	receivables from affiliated companies;

•	contras; unbilled or bill and hold;

•	credits and chargebacks;

•	receivables from account debtors where the credit standing is not satisfactory, including bankrupt or insolvent account debtors;

•	receivables from individuals or governmental entities;

•	current receivables due from any obligor where more than 50% of the total receivables due from such obligor is greater than 90 days from invoice date or 60 days past due;

•	receivables owing from any single debtor to the extent that receivables owing from such debtor would exceed 10% of total accounts receivable; and

•	such other categories that are customarily required by the lenders to be excluded for credits of this type.

Eligible inventory includes all inventory of the borrowers and guarantors other than, among others:

•	inventory not located at owned or leased property or in transit from owned or leased property to owned or leased property; eligibility of inventory located at leased property is dictated by perfection of security interest and receipt of access agreements and/or landlord waivers;

•	limits on inventory held at third-party locations, including customers, vendors, outside processors and outside warehouses; eligibility is dictated by number of locations, dollar amount of inventory held at individual locations, perfection of security interest and receipt of access agreements and/or non-offset agreements;

•	inventory held on the premises of joint ventures (subject to terms of joint venture agreements);

•	inventory not located in the United States or Canada;

•	a percentage of slow-moving inventory;

•	intercompany profit included in the inventory value;

•	operating parts and supplies;

•	seconds or other “off-spec” inventory;

•	inventory for which there is no perfected first priority lien, not solely owned or without good, valid and marketable title; and

•	a reserve for variances between standard costs (or replacement costs) and actual costs (specific reserve depends on accounting treatment of variances (i.e., capitalized or expenses) as well as magnitude and direction of variances).

Interest Rate; Fees

Amounts outstanding under the new revolving credit facility bear interest, at our option, at a rate determined by reference to the base rate (the greater of the Federal Funds Rate plus 0.50% and JPMorgan’s prime rate) or a LIBOR rate or, for our Canadian subsidiaries that are borrowers, a rate determined by reference to the Canadian base rate (the greater of the Federal Funds Rate plus 0.50% and JPMorgan’s Toronto Branch’s reference rate for Dollar loans in Canada), the Canadian prime rate (the greater of the Canadian Dollar bankers’ acceptance rate plus 0.50% and JPMorgan’s Toronto Branch’s reference rate for Canadian Dollar loans in Canada) or an “acceptance fee” rate payable upon the sale of a bankers’ acceptance (which rate is the spread noted below). The spread over the base rate will be between 0.75% and 1.50% and the spread over the LIBOR rate for bankers’ acceptances will be between 1.75% and 2.50%, depending on available borrowings. Overdue amounts and all amounts during the existence of a default shall bear interest at 2% above the rate otherwise applicable thereto.

In addition to paying interest on outstanding principal, we are required to pay a commitment fee of up to 0.50% of the daily average unused portion of the committed loans under the new revolving credit facility (i.e., the difference between the commitment amount and the daily average balance of loans plus letter of credit liabilities).

Repayment

All amounts borrowed together with accrued and unpaid interest must be repaid on the maturity date or upon a change of control of us. We are not subject to an early termination fee.

Certain Covenants

The new revolving credit facility includes customary representations and warranties, customary affirmative covenants and other customary covenants that place various restrictions on us, including without limitation, on our ability to:

•	incur additional debt;

•	enter into take or pay contracts;

•	create or become subject to liens or guarantees;

•	make investments or loans;

•	pay dividends or make distributions;

•	prepay the notes or other debt;

•	merge with other entities or make acquisitions or dissolve;

•	sell assets;

•	amend organizational documents or terms of any subordinated debt

•	enter into leases; and

•	enter into transactions with affiliates.

We are also subject to certain covenants restricting the nature of our business. We will become subject to a financial covenant requiring us to maintain a specified fixed charge coverage ratio should our available borrowings at any time fall below $150,000,000.

Events of Default

The new revolving credit facility contains customary events of default including, without limitation (subject to customary cure periods and materiality thresholds):

•	failure to make payments when due;

•	defaults under the loan agreement and loan documents, including the bridge loan facility;

•	noncompliance with covenants;

•	breaches of representations and warranties;

•	events of insolvency, bankruptcy or similar events and dissolution;

•	undischarged or unsatisfied judgments in excess of specific amounts;

•	customary events with respect to collateral or guarantees; or

•	a change of control.

If such a default occurs, the lenders under our new revolving credit facility would be entitled to take various actions, including termination of commitments, all actions permitted to be taken by a secured creditor and the acceleration of amounts due under the new revolving credit facility.

Senior Notes

In December 2004, we issued $150 million of 8 1/4% Senior Notes due 2011. The notes pay interest semiannually and are guaranteed by Ryerson Tull Procurement Corporation on a senior unsecured basis.

9 1/8% Notes due 2006

At September 30, 2004, $100 million of our 9 1/8% Notes due 2006 remain outstanding. The indenture under which the 9 1/8% Notes due 2006 were issued in 1996 contains covenants limiting, among other things, the creation of certain types of secured indebtedness, sale and leaseback transactions, the repurchase of capital stock, transactions with affiliates and mergers, consolidations and certain sales of assets. In addition, the 9 1/8% Notes due 2006 restrict the payment of dividends if our consolidated net worth does not exceed a minimum level. We are in compliance with this net worth test. The 9 1/8% Notes due 2006 also include a cross-default provision in the event of a default in the new revolving credit facility. We were in compliance with the indenture covenants at September 30, 2004.

DESCRIPTION OF NOTES

We issued $175,000,000 aggregate original principal amount of notes in a private placement in November 2004. The notes were issued under the indenture, dated as of November 10, 2004, between Ryerson Tull, Inc., as issuer, Ryerson Tull Procurement Corporation as guarantor, and The Bank of New York Trust Company, N.A., as trustee. The notes constitute senior debt securities under the indenture. As used in this description of notes, the words “our company,” “we,” “us,” or “our” refer only to Ryerson Tull, Inc. and do not include any of our current or future subsidiaries. We have summarized the material provisions of the notes below. The following description is not complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they define your rights as a note holder. A copy of the indenture, including a form of the notes, is available upon request to us.

General

The notes will mature on November 1, 2024, unless earlier converted, redeemed or repurchased. On the maturity date of the notes, you will receive the principal amount of $1,000 for each note you hold.

You have the right, subject to fulfillment of certain conditions and during the periods described below, to convert your notes into shares of our common stock at an initial conversion rate of 46.7880 shares of common stock per $1,000 principal amount of notes (equal to an initial conversion price of approximately $21.37 per share), subject to adjustment. Upon conversion of a note, we will deliver cash equal to the lesser of the aggregate principal amount of notes being converted and our total conversion obligation, and shares of our common stock in respect of the remainder, if any, of our conversion obligation. You will not receive any separate cash payment for interest or additional interest, if any, accrued and unpaid to the conversion date except under the limited circumstances described below.

The notes are guaranteed by Ryerson Tull Procurement Corporation on a senior unsecured basis.

The notes were issued only in denominations of $1,000 principal amount and integral multiples thereof. References to “a note” or “each note” in this prospectus refer to $1,000 principal amount of the notes. The notes are limited to $175,000,000 aggregate principal amount.

If any interest payment date, maturity date, redemption date, repurchase date or fundamental change repurchase date falls on a day that is not a business day, the required payment will be made on the next succeeding business day with the same force and effect as if made on the date that the payment was due, and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date, repurchase date or fundamental change repurchase date, as the case may be, to that next succeeding business day.

As used in this prospectus, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York or the city in which the principal corporate trust office of the trustee is located.

When we refer to “common stock,” we mean the common stock, par value $1.00 per share, of Ryerson Tull, Inc.

Ranking

The notes are our direct, unsecured and senior obligations. The notes rank equal in priority with all of our existing and future unsecured and senior indebtedness and senior in right of payment to all of our existing and future subordinated indebtedness. The notes effectively rank junior to any of our existing and future secured indebtedness.

The notes are guaranteed by the subsidiary guarantor on a senior unsecured basis, and are not guaranteed by our other subsidiaries. The subsidiary guarantee is a general unsecured senior obligation of the subsidiary guarantor and ranks equally in right of payment with any existing or future senior indebtedness of the subsidiary guarantor. The notes rank effectively junior to any indebtedness of our non-guarantor subsidiaries.

As of September 30, 2004, we had outstanding on a consolidated basis approximately $441.2 million of senior indebtedness ranking equally in right of payment with the notes. As of that date, $341.0 million of our indebtedness was borrowed under the existing revolving credit facility, was secured by our inventory and receivables and guaranteed by our subsidiaries. As of September 30, 2004, our non-guarantor subsidiaries had approximately $756.8 million of liabilities (including trade payables but excluding intercompany liabilities). The indenture does not limit the amount of indebtedness we or our subsidiaries may incur.

Interest

The notes accrue interest at a rate of 3.50% per year from and including November 10, 2004, or from and including the most recent interest payment date to which interest has been paid or duly provided for, to, but not including, the next interest payment date. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months. Interest and additional interest, if any, will be paid semi-annually in arrears on May 1 and November 1 (each, an “interest payment date”) of each year, beginning May 1, 2005.

Interest on a note and additional interest, if any, will be paid to the person in whose name the note is registered at 5:00 p.m., New York City time, on the April 15 or October 15, as the case may be (each, a “record date”), immediately preceding the relevant interest payment date (whether or not such day is a business day). Interest will cease to accrue on a note upon the earlier of its conversion, repurchase by us at the option of a holder (including upon a fundamental change) or redemption.

We will not make any separate cash payment for accrued and unpaid interest and additional interest, if any, on any notes when they are converted, except as described under “—Conversion Rights.”

We will pay accrued and unpaid interest and additional interest, if any, to a person other than the holder of record on the record date on the maturity date. On such date, we will pay accrued and unpaid interest and additional interest, if any, to the person to whom we pay the principal amount.

We will pay interest on:

•	global notes to DTC in immediately available funds;

•	any certificated notes held by a holder with an aggregate principal amount in excess of $2.0 million in immediately available funds; and

•	any certificated notes held by a holder with an aggregate principal amount less than or equal to $2.0 million by check mailed to the holders of those notes; provided that, at maturity, interest will be payable with principal at our office or agency in New York City.

Subsidiary Guarantee

Subject to certain exceptions, our subsidiary, Ryerson Tull Procurement Corporation, irrevocably and unconditionally guarantees on an unsecured senior basis the performance and full and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of our obligations under the indenture (including obligations to the trustee) and the notes, whether for payment of principal of or interest on or additional interest in respect of the notes, expenses, indemnification or otherwise (all such guaranteed obligations are referred to as “guaranteed obligations”). The subsidiary guarantor agrees to pay, in addition to the amount stated above, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the trustee or you in enforcing any right under the subsidiary guarantee.

The subsidiary guarantee by the subsidiary guarantor is a continuing guarantee and shall:

•	remain in full force and effect until payment in full of all of the guaranteed obligations;

•	be binding upon the subsidiary guarantor and its successors; and

•	inure to the benefit of, and be enforceable by, the trustee, the holders and their successors, transferees and assigns.

Conversion Rights

Subject to the conditions and during the periods described below, you may convert each of your notes into shares of our common stock at an initial rate of 46.7880 shares of common stock per $1,000 principal amount of notes at any time prior to 5:00 p.m., New York City time, on the trading day preceding the maturity date. The conversion price as of any date of determination is a dollar amount (initially approximately $21.37 per share of common stock) derived by dividing the principal amount of a note on such date by the conversion rate in effect on such date. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and is subject to adjustment as described below. You may convert fewer than all of your notes so long as the notes converted are an integral multiple of $1,000 principal amount.

You may convert your notes only in the following circumstances, which are described in more detail below, and to the following extent:

•	in whole or in part, upon satisfaction of a market price condition;

•	in whole or in part, upon satisfaction of the trading price condition;

•	if any of your notes are called for redemption, those notes that have been so called; or

•	in whole or in part, upon the occurrence of specified corporate transactions.

Whenever we become aware that the notes have become convertible, we will notify holders of notes at their addresses shown in the register of the registrar. In addition, we will publish this information on our website and otherwise publicly disclose it.

If you elect to convert your notes in connection with a specified corporate transaction that occurs prior to November 1, 2009, and the corporate transaction also constitutes a fundamental change (as defined under “—Repurchase of Notes by Us at the Option of the Holder upon a Fundamental Change”), in certain circumstances, you will be entitled to receive, in addition to the cash or combination of cash and shares of common stock calculated under “—Payment upon Conversion,” an additional number of shares of common stock (the “additional shares”) as described below.

The number of additional shares will be determined by reference to the table below, based on the date on which the corporate transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the corporate transaction. If holders of our common stock receive only cash in the corporate transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of the corporate transaction.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

	Stock Price
Effective Date	$14.74	$17.00	$21.00	$21.37	$25.00	$29.00	$33.00	$37.00	$41.00	$45.00	$49.00	$53.00	$57.00	$61.00	$65.00
November 10, 2004	21.0546	15.6798	9.7660	9.3482	6.3324	4.2296	2.8808	1.9613	1.3338	0.8880	0.5743	0.3493	0.1963	0.0819	0.0132
November 1, 2005	21.0546	15.5364	9.3640	8.9541	5.8922	3.8146	2.5102	1.6608	1.0890	0.6979	0.4268	0.2373	0.1062	0.0240	0.0000
November 1, 2006	21.0546	15.1335	8.6826	8.2630	5.1884	3.1898	1.9938	1.2522	0.7731	0.4597	0.2512	0.1107	0.0180	0.0000	0.0000
November 1, 2007	21.0546	14.3270	7.5440	7.1174	4.0951	2.2803	1.2903	0.7294	0.4018	0.1984	0.0739	0.0000	0.0000	0.0000	0.0000
November 1, 2008	21.0546	13.0799	5.6573	5.2204	2.3569	0.9661	0.3941	0.1535	0.0457	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
November 1, 2009	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $65.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

•	If the stock price is less than $14.74 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 67.8426 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion rate adjustments.”

If we call your notes for redemption, you may convert the notes only until 5:00 p.m., New York City time, on the second trading day immediately preceding the redemption date, unless we fail to pay the redemption price. If you have already delivered a repurchase election with respect to a note as described under either “—Repurchase of Notes by Us at the Option of the Holder” or “—Repurchase of Notes by Us at the Option of the Holder upon a Fundamental Change,” you may not surrender that note for conversion until you have withdrawn the repurchase election in accordance with the indenture.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest and additional interest, if any, unless such conversion occurs between a regular record date and the interest payment date to which it relates. We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day prior to the conversion date. Our delivery to you of cash or a combination of cash and the full number of shares of our common stock, if applicable, together with any cash payment for any fractional share, into which a note is convertible, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a record date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest and additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest and additional interest, if any, payable on the notes so converted; provided that no such payment need be made:

•	if we have specified a redemption date that is after a record date and on or prior to the corresponding interest payment date;

•	if we have specified a fundamental change repurchase date that is after a record date and on or prior to the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

If you convert notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares, if any, of our common stock upon the conversion, unless the tax is due because you request the shares to be issued or delivered to another person, in which case you will pay that tax.

Conversion upon Satisfaction of Market Price Condition

You may surrender all or a portion of your notes for conversion during any calendar quarter (and only during such calendar quarter) commencing after December 31, 2004 and before January 1, 2020, if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is greater than or equal to 125% of the applicable conversion price on such last trading day.

You may surrender your notes for conversion at any time on or after January 1, 2020 if the last reported sale price of our common stock on any date on or after December 31, 2019 is greater than or equal to 125% of the applicable conversion price.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on such date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau Incorporated or similar organization. If our common stock is not so quoted, the “last reported sale price” will be the average of the midpoint of the last bid and asked prices for our common stock on the relevant date from each of at least three independent nationally recognized investment banking firms selected by us for this purpose.

Conversion upon Satisfaction of Trading Price Condition

You may surrender all or a portion of your notes for conversion during the five business-day period after any five consecutive trading-day period in which the “trading price” of a note (as defined below), as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the applicable conversion rate and the last reported sale price of our common stock for each day during such period.

In connection with any conversion upon satisfaction of the above trading price condition, the bid solicitation agent shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless so requested in writing by a holder. At such time, we shall instruct the bid solicitation agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per note is greater than or equal to 98% of the product of the applicable conversion rate and the last reported sale price of our common stock.

The “trading price” of a note on any date of determination shall be determined by us and shall be the average of the secondary market bid quotations per note obtained by the bid solicitation agent for $1,000,000 aggregate principal amount of notes at approximately 4:00 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the bid solicitation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the bid solicitation agent, this one bid shall be used; provided further that if one such bid cannot be reasonably obtained by the bid solicitation agent or if, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes as of such determination date, then the trading price of a note for such date of determination will be deemed to be less than 98% of the product of the applicable conversion rate and the last reported sale price of our common stock.

Conversion upon Notice of Redemption

If we call any or all of the notes for redemption, you may surrender for conversion any of your notes that have been called for redemption at any time prior to 5:00 p.m., New York City time, on the second trading day prior to the redemption date. At such time, your right to convert such notes will expire, unless we fail to pay the redemption price.

Conversion upon Specified Corporate Transactions

You may surrender all or a portion of your notes for conversion if we elect to:

•	distribute to all holders of our common stock rights or warrants entitling them to subscribe for or purchase, for a period expiring within 45 calendar days after the date of the distribution, shares of our common stock at less than the last reported sale price of our common stock on the trading day immediately preceding the declaration date of the distribution; or

•	distribute to all holders of our common stock assets, debt securities or rights to purchase our securities, which distribution has a per share value as determined by our Board of Directors exceeding 10% of the last reported sale price of our common stock on the trading day immediately preceding the declaration date for such distribution.

We must notify you at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex-dividend date or any announcement by us that such distribution will not take place. You may not convert any of your notes based on this conversion contingency if you otherwise will participate in the distribution without conversion as a result of holding the notes. The “ex-dividend” date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

You may also surrender all or a portion of your notes for conversion if we are a party to a consolidation, merger, binding share exchange or sale or conveyance of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into (i) cash or property other than securities or (ii) cash, securities or other property, provided that in the case of clause (ii), such transaction also constitutes a fundamental change. In such event, you may surrender notes for conversion at any time beginning 15 calendar days prior to the anticipated effective date of the transaction until and including the date which is 15 calendar days after the actual effective date of such transaction (or if such consolidation, merger, share exchange or transfer also constitutes a fundamental change, until the repurchase date corresponding to such fundamental change).

At the effective time of the transaction referred to above or if we engage in certain reclassifications of our common stock, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which you would have received if you had converted your notes immediately prior to the applicable record date for such transaction.

If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted as described under “—Conversion Rate Adjustments” below. If the transaction also constitutes a fundamental change, you can require us to repurchase all or a portion of your notes as described under “—Repurchase of Notes by Us at the Option of the Holder upon a Fundamental Change.”

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes.

(1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 ×	OS’
OS0

where,

CR0 = the conversion rate in effect immediately prior to such event

CR’ = the conversion rate in effect immediately after such event

OS0 = the number of our shares of common stock outstanding immediately prior to such event

OS’ = the number of our shares of common stock outstanding immediately after such event

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 45 calendar days to subscribe for or purchase shares of our common stock, at a price per share less than the last reported sale price of our common stock on the business day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR’ = CR0 ×	OS0 + X
OS0 + Y

where,

CR0 = the conversion rate in effect immediately prior to such event

CR’ = the conversion rate in effect immediately after such event

OS0 = the number of our shares of common stock outstanding immediately prior to such event

X = the total number of shares of our common stock issuable pursuant to such rights

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the record date for the issuance of such rights

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions and rights or warrants referred to in clause (1) or (2) above; and

•	dividends or distributions paid exclusively in cash;

then the conversion rate will be adjusted based on the following formula:

CR’ = CR0 ×	SP0
SP0 - FMV

where,

CR0 = the conversion rate in effect immediately prior to such distribution

CR’ = the conversion rate in effect immediately after such distribution

SP0 = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the record date for such distribution

FMV = the fair market value (as determined by our Board of Directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock or shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the record date fixed for determination of stockholders entitled to receive the distribution will be increased based on the following formula:

CR’ = CR0 ×	FMV0 + MP0
MP0

where,

CR0 = the conversion rate in effect immediately prior to such distribution

CR’ = the conversion rate in effect immediately after such distribution

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off

MP0 = the average of the last reported sale prices of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off

The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day from, and including, the effective date of the spin-off.

(4) If we make any cash dividend or distribution during any of our quarterly fiscal periods to all or substantially all holders of our common stock, in an aggregate amount that, together with other cash dividends or distributions made during such quarterly fiscal period, exceeds $0.05 per share (appropriately adjusted from time to time for any share dividends on or subdivisions or combinations of our common stock), the conversion rate will be adjusted based on the following formula:

CR’ = CR0 ×	SP0
SP0 - C

where,

CR0 = the conversion rate in effect immediately prior to the record date for such distribution

CR’ = the conversion rate in effect immediately after the record date for such distribution

SP0 = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period prior to the business day immediately preceding the record date of such distribution

C = the amount in cash per share we distribute to holders of our common stock that exceeds $0.05 (appropriately adjusted from time to time for any share dividends on, or subdivisions of, our common stock)

(5) If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR’ = CR0 ×	AC + (SP’ × OS’)
OS0 × SP’

where,

CR0 = the conversion rate in effect on the date such tender or exchange offer expires

CR’ = the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires

AC = the aggregate value of all cash and any other consideration (as determined by our Board of Directors) paid or payable for shares purchased in such tender or exchange offer

OS0 = the number of shares of common stock outstanding immediately prior to the date such tender or exchange offer expires

OS’ = the number of shares of common stock outstanding immediately after the date such tender or exchange offer expires

SP’ = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires

If, however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.

In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets,

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, you will generally be entitled thereafter to convert your notes into the same type (and in the same proportion) of consideration received by holders of our common stock immediately prior to one of these types of event.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material United States Federal Income Tax Considerations.”

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

As used in this prospectus, “current market price” means the average of the last reported sale prices of our common stock for the 20 consecutive trading-day period ending on the applicable date of determination (if the applicable date of determination is a trading day or, if not, then on the last trading day prior to the applicable date of determination), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days over the 20 consecutive trading-day period and ending on the applicable date of determination, of any event that would result in an adjustment of the conversion rate under the indenture.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest and additional interest, if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether aggregate adjustment is less than 1% within one year of the first such adjustment carried forward, upon redemption, upon a fundamental change or upon maturity. Except as described above in this section, we will not adjust the conversion rate.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, you must do the following:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

The date you comply with these requirements is the conversion date under the indenture.

Payment upon Conversion

Upon conversion, we will deliver to holders in respect of each $1,000 principal amount of notes being converted a “Settlement Amount” consisting of:

•	cash equal to the lesser of $1,000 and the Conversion Value; and

•	to the extent the Conversion Value exceeds $1,000, a number of shares equal to the sum of, for each day of the ten trading-day Cash Settlement Averaging Period, (A) 10% of the difference between the Conversion Value and $1,000, divided by (B) the last reported sale price of our common stock for such day.

“Conversion Value” means the product of (1) the applicable conversion rate and (2) the average of the last reported sale prices of our common stock for the ten consecutive trading days during the Cash Settlement Averaging Period.

The “Cash Settlement Averaging Period” with respect to any note means the ten consecutive trading-day period beginning on the second trading day after you deliver your conversion notice to the conversion agent, except that with respect to any notice of conversion received after the date of issuance of a notice of redemption as described under “—Optional Redemption by Us,” the “Cash Settlement Averaging Period” means the ten consecutive trading-day period ending on the third trading day immediately preceding the applicable redemption date.

“Trading day” means a day during which trading in our common stock generally occurs and a closing sale price for our common stock is provided on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a U.S. national or regional securities exchange, on the principal other market on which our common stock is then traded.

We will deliver the Settlement Amount to converting holders on the business day immediately following the last day of the Cash Settlement Averaging Period.

We will deliver cash in lieu of any fractional shares of common stock issuable in connection with payment of the Settlement Amount.

Optional Redemption by Us

No sinking fund is provided for the notes. Prior to November 5, 2009, the notes will not be redeemable. On or after November 5, 2009, we may redeem the notes in whole or in part in cash at any time for a redemption price equal to 100% of the principal amount of notes to be redeemed, plus any accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date.

If the redemption date is after a record date and on or prior to the corresponding interest payment date, interest and additional interest, if any, will be paid on the redemption date to the record holder on the record date.

We will provide not less than 20 nor more than 60 days’ notice of redemption by mail to each registered holder of notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate. If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest and additional interest, if any, on the notes when due and such failure to pay is continuing. We will notify all of the holders if we redeem any of the notes.

Repurchase of Notes by Us at the Option of the Holder

You will have the right to require us to repurchase for cash all or a portion of your notes on November 1, 2009, November 1, 2014 and November 1, 2019 (each, a “repurchase date”).

The repurchase price will equal 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest and additional interest, if any, to, but not including, the applicable repurchase date. The interest and additional interest, if any, will be payable to the holder of record on the record date.

On or before the 20th business day prior to each repurchase date, we will provide to the trustee, the paying agent and all holders of notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the name and address of the paying agent; and

•	the procedures that holders must follow to require us to repurchase their notes.

To exercise your repurchase right, you must deliver at any time from 9:00 a.m., New York City time, on the date that is 20 business days prior to the applicable repurchase date until 5:00 p.m., New York City time, on the business day prior to the applicable repurchase date, a written notice to the paying agent (which will initially be the trustee) of your exercise of your repurchase right (together with the notes to be repurchased, if certificated notes have been issued).

If you hold a beneficial interest in a global note, your repurchase notice must comply with appropriate DTC procedures. If you hold certificated notes, your notice electing to require us to repurchase notes must state:

•	the certificate numbers of your notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw your repurchase notice at any time prior to 5:00 p.m., New York City time, on the business day prior to the applicable repurchase date, by delivering a written notice of withdrawal to the paying agent. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice.

If you hold a beneficial interest in a global note, your withdrawal notice must comply with appropriate DTC procedures. If you hold certificated notes, the withdrawal notice must state:

•	the certificate numbers of the withdrawn notes;

•	the principal amount of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the repurchase notice.

To receive payment of the repurchase price, you must either effect book-entry transfer of your notes or deliver your notes, together with necessary endorsements, to the office of the paying agent, as the case may be, after delivery of your repurchase notice. Payment of the repurchase price for a note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note, as the case may be.

If the paying agent holds money sufficient to pay the repurchase price of the notes on the applicable repurchase date, then, on the applicable repurchase date:

•	those notes will cease to be outstanding and interest and additional interest, if any, will cease to accrue (whether or not book-entry transfer of the notes has been made or the notes have been delivered to the paying agent, as the case may be); and

•	all other rights of the holders will terminate (other than the right to receive the repurchase price upon book-entry transfer or delivery of the notes, as the case may be).

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that may be applicable at the time of our repurchase of notes. If then required by the applicable rules, we will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default under the indenture, other than an event of default that is cured by the payment of the repurchase price of the notes.

We may not have enough funds to repurchase your notes upon your exercise of your repurchase right or we may be prohibited from doing so under the terms of our then-existing indebtedness. See “Risk factors—Risks Related to the Notes and the Common Stock—We may not have the ability to raise the funds necessary to repurchase the notes upon a fundamental change or other repurchase date, as required by the indenture governing the notes.” Our failure to repurchase the notes when required on a repurchase date will constitute an event of default under the indenture with respect to the notes. In addition, we have incurred and may in the future incur, other indebtedness with similar provisions permitting holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of some specific events.

Repurchase of Notes by Us at the Option of the Holder upon a Fundamental Change

If a fundamental change (as defined below in this section) occurs at any time prior to the maturity date, you will have the right to require us to repurchase for cash all or a portion of your notes.

The repurchase price will equal 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest and additional interest, if any, to, but not including, the fundamental change repurchase date.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

•	a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any other schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of all shares of our capital stock that are entitled to vote generally in the election of directors;

•	consummation of any share exchange, consolidation or merger of us or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries, pursuant to which our common stock will be converted into cash, securities or other property; provided, however, that a transaction where the holders of our voting capital stock immediately prior to such transaction have directly or indirectly more than 50% of the aggregate voting power of all shares of capital stock of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a fundamental change;

•	continuing directors (as defined below) cease to constitute at least a majority of our Board of Directors;

•	our stockholders approve any plan or proposal for our liquidation or dissolution; or

•	our common stock or other common stock into which the notes are convertible is neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq National Market or another established automated over-the-counter trading market in the United States.

A fundamental change will be deemed not to have occurred in respect of any of the foregoing, however, if at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the fundamental change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities (excluding cash payments for fractional shares).

For purposes of the above paragraph, the term “capital stock” of any person means any and all shares (including ordinary shares or American Depository Shares), interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

“Continuing director” means a director who was a member of our Board of Directors on the date of the indenture or who becomes a director subsequent to that date and whose election, appointment or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our Board of Directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire Board of Directors in which such individual is named as nominee for director.

On or before the 30th calendar day after the occurrence of a fundamental change, we will provide to the trustee, the paying agent and all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the fundamental change repurchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•	if applicable, that the notes with respect to which a fundamental change repurchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their notes.

To exercise your repurchase right, you must deliver prior to 5:00 p.m., New York City time, on the business day immediately preceding the fundamental change repurchase date, which is subject to extension to comply with applicable law, a written notice to the paying agent of your exercise of your repurchase right (together with the notes to be repurchased, if certificated notes have been issued).

If you hold a beneficial interest in a global note, your repurchase notice must comply with DTC procedures. If you hold certificated notes, your notice electing to require us to repurchase notes must state:

•	the certificate numbers of your notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw your repurchase notice at any time prior to 5:00 p.m., New York City time, on the business day prior to the fundamental change repurchase date, by delivering a written notice of withdrawal to the paying agent.

If you hold a beneficial interest in a global note, your withdrawal notice must comply with appropriate DTC procedures. If you hold certificated notes, the withdrawal notice must state:

•	the certificate numbers of the withdrawn notes;

•	the principal amount of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the repurchase notice.

The fundamental change repurchase date must be no later than 30 calendar days after the date of our notice of the occurrence of the relevant fundamental change, subject to extension to comply with applicable law.

To receive payment of the fundamental change repurchase price, you must either effect book-entry transfer of your notes or deliver your notes, together with necessary endorsements, to the office of the paying agent, as the case may be, after delivery of your repurchase notice. Payment of the fundamental change repurchase price for a note will be made promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the note, as the case may be.

If the paying agent holds money sufficient to pay the fundamental change repurchase price of the notes on the fundamental change repurchase date, then, on the fundamental change repurchase date:

•	those notes will cease to be outstanding and interest and additional interest, if any, will cease to accrue (whether or not book-entry transfer of the notes has been made or the notes have been delivered to the paying agent, as the case may be); and

•	all other rights of the holders will terminate (other than the right to receive the fundamental change repurchase price upon book-entry transfer or delivery of the notes, as the case may be).

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of our repurchase of notes upon a fundamental change. If then required by the applicable rules, we will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

The rights of the holders to require us to repurchase their notes upon a fundamental change could discourage a potential acquirer of us. The fundamental change repurchase feature is, however, not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change purchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by the initial purchasers. The terms of the fundamental change repurchase feature resulted from negotiations between the initial purchasers and us.

The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of fundamental change includes a phrase relating to the sale, lease or other transfer of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under New York law, which governs the indenture and the notes, or under the laws of Delaware, Ryerson Tull’s state of incorporation. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the sale, lease or other transfer of less than all of our consolidated assets may be uncertain.

No notes may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default under the indenture, other than an event of default that is cured by the payment of the fundamental change repurchase price of the notes.

If a fundamental change were to occur, we may not have enough funds to repurchase your notes upon your exercise of your repurchase right or we may be prohibited from doing so under the terms of our then-existing indebtedness. See “Risk factors—Risks Related to the Notes and the Common Stock—We may not have the ability to raise the funds necessary to repurchase the notes upon a fundamental change or other repurchase date, as required by the indenture governing the notes.” Our failure to repurchase the notes when required following a fundamental change will constitute an event of default under the indenture with respect to the notes. In addition, we have incurred and may in the future incur, other indebtedness with similar change in control provisions permitting holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events.

Merger and Sale of Assets

The indenture provides that we may not consolidate with or merge with or into any other person or sell, convey, transfer or lease our properties and assets substantially as an entirety to another person, unless:

•	(a) we are the surviving person or (b) the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia and assumes, by a supplemental indenture in a form reasonably satisfactory to the trustee, and a supplemental agreement, all of our obligations under the notes, the indenture and the registration rights agreement;

•	immediately after giving effect to such transaction, there is no default or event of default; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

Upon any permitted consolidation, merger, sale, conveyance, transfer or lease, the resulting, surviving or transferee person shall succeed to and be substituted for us, and may exercise our rights and powers under the notes, the indenture and the registration rights agreement, and after any such contemplated transaction, we will be discharged from all obligations and covenants under the notes, the indenture and the registration rights agreement.

The indenture also provides that the subsidiary guarantor may consolidate with or merge with or into any other person or sell, convey, transfer or lease its respective properties and assets substantially as an entirety to another person, provided that:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia and assumes, by a supplemental indenture in a form reasonably satisfactory to the trustee, and a supplemental agreement, all of the obligations of the subsidiary guarantor under the notes, the indenture and the registration rights agreement;

•	immediately after giving effect to such transaction, there is no default or event of default; and

•	the subsidiary guarantor has delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

The subsidiary guarantee of the subsidiary guarantor will be released:

•	in connection with any sale or other disposition of all or substantially all of the assets of the subsidiary guarantor (by way of merger or consolidation); or

•	in connection with any sale of all of the capital stock of the subsidiary guarantor;

in each case other than a sale or disposition to us or an affiliate of ours and as permitted by the indenture.

Events of Default; Notice and Waiver

The following will be events of default under the indenture:

•	we fail to pay the principal amount of the notes when due at maturity or we fail to pay the redemption price, the repurchase price or the fundamental change repurchase price in respect of any note when due;

•	we fail to pay any interest and additional interest, if any, on the notes when due and such failure continues for a period of 30 calendar days;

•	we fail to provide notice of the occurrence of a fundamental change on a timely basis;

•	we default in our obligation to convert the notes into cash or a combination of cash and common stock, as applicable, upon exercise of a holder’s conversion right and such default continues for a period of ten calendar days;

•	we fail to perform or observe any other term, covenant or agreement in the notes or the indenture for 60 calendar days after written notice to us from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes;

•	there occurs an event of default with respect to our or any of our subsidiaries’ indebtedness having a principal amount then outstanding, individually or in the aggregate, of at least $15 million, whether such indebtedness now exists or is hereafter incurred, which event of default or defaults, if not cured, rescinded or annulled within ten calendar days after written notice as provided in the indenture:

•	shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

•	shall constitute the failure to pay such indebtedness at the final stated maturity thereof (after expiration of any applicable grace period);

•	any final judgment or judgments for the payment of money in excess of $15 million (to the extent not covered by insurance as to which the insurer does not dispute coverage) shall be rendered against us or the subsidiary guarantor and shall not be discharged for any period of 60 consecutive calendar days during which a stay of enforcement shall not be in effect;

•	the subsidiary guarantee ceases to be in full force and effect (other than in accordance with the terms of the subsidiary guarantee) or the subsidiary guarantor denies or disaffirms its obligations under the subsidiary guarantee; and

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal or interest or additional interest, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default specified in the last bullet point listed above occurs and continues, the principal amount of the notes and accrued and unpaid interest and additional interest, if any, on the notes will automatically become due and payable. If any other event of default occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes and accrued and unpaid interest and additional interest, if any, on the outstanding notes to be immediately due and payable. However, if we cure all defaults, except the nonpayment of principal amount or interest and additional interest, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the aggregate principal amount of outstanding notes may waive these past defaults.

The holders of a majority of outstanding aggregate principal amount of notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of the principal amount of or interest and additional interest, if any, on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in the aggregate principal amount of outstanding notes make a written request to the trustee to pursue the remedy, and offer security or indemnity satisfactory to it against any costs, liability or expense of the trustee;

•	the trustee does not receive an inconsistent direction from the holders of a majority in aggregate principal amount of the notes; and

•	the trustee fails to comply with the request within 60 calendar days after receipt of the request and offer of indemnity.

A default in the payment of the notes, or a default with respect to the notes that causes them to be accelerated, may give rise to a cross-default under our credit facilities or other indebtedness.

Modification and Waiver

The consent of the holders of a majority in aggregate principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected by such change (in addition to the consent of the holders of a majority in aggregate principal amount of the outstanding notes) if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest and additional interest, if any, on any note;

•	reduce the principal amount of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	affect our obligation to redeem any notes called for redemption on a redemption date in a manner adverse to such holder;

•	affect our obligation to repurchase any note at the option of the holder in a manner adverse to such holder;

•	affect our obligation to repurchase any note upon a fundamental change in a manner adverse to such holder;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the amount of cash and/or the number of shares of our common stock or the amount of any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of aggregate principal amount of notes required for consent to any modification or amendment of the indenture that does not require the consent of each affected holder.

We and the trustee are permitted to modify or amend certain provisions of the indenture without the consent of the holders of the notes, including to:

•	secure any notes;

•	evidence the assumption of our obligations by a successor person;

•	add guarantees with respect to the notes;

•	add covenants for the benefit of the holders of notes;

•

cure any ambiguity or correct any inconsistent or otherwise defective provision contained in the indenture, so long as such action will not adversely affect the interests of holders, provided that any such amendment made solely to conform the provisions of the indenture to this prospectus will be deemed not to adversely affect the interests of holders;

•	evidence the acceptance of appointment by a successor trustee;

•	increase the conversion rate; provided that the increase will not adversely affect the interests of the holders;

•	qualify or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; and

•	make any provision with respect to matters or questions arising under the indenture that we may deem necessary or desirable and that shall not be inconsistent with provisions of the indenture; provided that such change will not have a material adverse effect on the interests of the holders of the notes.

Calculations in Respect of Notes

We are responsible for making all calculations called for under the indenture. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock; the trading prices of the notes; the amount of accrued interest and additional interest, if any, payable on the notes; and the applicable conversion rate and the applicable conversion price of the notes. We or our agents will make all these calculations in good faith, and, absent manifest error, such calculations will be final and binding on holders of notes. We will provide a schedule of such calculations to each of the trustee and the conversion agent, and each of the trustee and the conversion agent is entitled to rely upon the accuracy of such calculations without independent verification. The trustee will forward such calculations to any holder of notes upon the request of that holder.

Information Concerning the Trustee and Common Stock Transfer Agent and Registrar

We have appointed The Bank of New York Trust Company, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian (for DTC) for the notes. The trustee or its affiliates may also provide banking and other services to us in the ordinary course of their business.

The Bank of New York, an affiliate of the trustee, is the transfer agent and registrar for our common stock.

Governing Law

The notes, the subsidiary guarantee and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Form, Denomination, Exchange, Registration and Transfer

The notes were issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Holders may present notes for conversion, registration of transfer and exchange at the office maintained by us for such purpose, which will initially be an office or agency of the trustee in New York City, located at 101 Barclay Street, New York, New York 10286.

Payment and Paying Agent

We will maintain an office where we will pay the principal of certificated notes and you may present certificated notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee, which is currently located at 101 Barclay Street, New York, New York 10286.

Notices

Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Registration Rights

In connection with the private placement of the notes in November 2004, we entered into a registration rights agreement with the initial purchasers of the notes. In the registration rights agreement, we agreed to file, for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes, commonly referred to as the registrable securities, a shelf registration statement at our expense.

Under the terms of the registration rights agreement, we agreed to use our reasonable best efforts to keep the shelf registration statement of which this prospectus is a part effective until the earlier of (1) the sale of all outstanding registrable securities registered under this shelf registration statement and (2) the expiration of the holding period applicable to such securities held by persons that are not affiliates of Ryerson Tull, Inc. under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. We are permitted to suspend the use of this prospectus under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed an aggregate of 120 days in any 360 day period.

We have agreed to pay predetermined additional interest as described herein if the shelf registration statement, or supplements or amendments (if applicable) thereto, are not timely filed or if the prospectus is unavailable for the periods in excess of those permitted above. Such additional interest shall accrue until such failure to file or become effective or unavailability is cured at a rate per year equal to 0.25% for the first 90-day period after the occurrence of such event and 0.50% thereafter of the outstanding principal amount thereof.

The additional interest will accrue from and including the date on which the registration default occurs to, but not including, the date on which all registration defaults have been cured. We will have no other liabilities for monetary damages with respect to our registration obligations, except that if we breach, fail to comply with or violate some provisions of the registration rights agreement, the holders of the notes may be entitled to equitable relief, including injunction and specific performance. If a holder converts some or all of its notes into shares of common stock, the holder will not be entitled to receive additional interest on such shares of common stock.

A holder who sells registrable securities pursuant to this prospectus must deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions. We will provide to each registered holder and the trustee copies of this prospectus and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities.

This summary of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which can be obtained from us.

BOOK-ENTRY SYSTEM

Notes will be evidenced by one or more global notes. We deposited the global note or notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay accrued and unpaid interest and additional interest, if any, on and the redemption price or the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption date or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We, the trustee, registrar, paying agent and the conversion agent do not have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code;

•	and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If (a) DTC is at any time unwilling or unable to continue as depositary, or (b) DTC has ceased to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by us within 90 days, or an event of default has occurred and is continuing, we will issue notes in certificated form in exchange for global notes. In addition, beneficial interests in a global note may be exchanged for a certificated note upon the reasonable request of any beneficial holder on terms acceptable to us, the trustee and the depositary. The indenture permits us to determine at any time and in our sole discretion that notes shall no longer be represented by global notes. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global note at the request of each DTC participant. We would issue definitive certificates in exchange for any beneficial interests withdrawn.

DESCRIPTION OF CAPITAL STOCK

In this section we describe the material features and rights of our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Delaware law and our amended Certificate of Incorporation and By-laws. See “Additional Information.”

General

Under our Certificate of Incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $1.00 par value, and 15,000,000 shares of preferred stock, $1.00 par value (of which 80,283 are designated Series A Preferred Stock). As of January 26, 2005 we had 25,017,045 shares of common stock and 79,654 shares of Series A Preferred Stock (described below) outstanding, 5,792,462 shares of common stock were reserved for issuance under our various stock plans and 80,283 shares were reserved for issuance upon conversion of shares of our outstanding Series A Preferred Stock.

Common Stock

The rights, preference and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Voting Rights

The holders of common stock have one vote per share on all matters voted upon by the stockholders. Shares of common stock do not have cumulative voting rights.

Dividend Rights

Subject to any prior rights to receive dividends to which the holders of shares of any series of our preferred stock may be entitled, the holders of common stock are entitled to receive dividends if, as and when from time to time our Board of Directors declares dividends payable from legally available funds.

Conversion Rights

The holders of common stock do not have the right to convert their common stock into any other security under any circumstances.

Liquidation Rights

In the event of any dissolution, liquidation or winding up of Ryerson Tull, and subject to any amounts to which the holders of shares of any series of preferred stock may be entitled and to the repayment of all of our indebtedness, the holders of common stock are entitled to participate, on a pro rata basis, in a distribution of any of our remaining assets.

Preemptive Rights

The holders of common stock do not have preemptive rights to purchase shares of any class of our capital stock.

Redemption and Sinking Fund Privileges

The holders of common stock do not have any redemption or sinking fund privileges.

Registrar and Transfer Agent

The Bank of New York is the registrar and transfer agent for the common stock.

Listing

Our common stock is traded on the New York Stock Exchange under the symbol “RT.”

Preferred Stock

Our Certificate of Incorporation provides that we may issue up to 15,000,000 shares of preferred stock in one or more series as may be determined by our Board of Directors who may establish the number of shares to be included in each such series, fix the designation, powers, preferences and relative rights of the shares of each such series and any qualifications, limitations, or restrictions thereof, and increase or decrease the number of shares of any such series without any further vote or action by the stockholders. The Board of Directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock.

In addition to the preferred stock described under “Rights agreement” below (none of which is outstanding), as of September 30, 2004, we have outstanding 79,968 shares of Series A Preferred Stock (80,283 authorized). Holders of the Series A Preferred Stock are entitled to receive dividends at the rate of $2.40 per share per year and, upon any liquidation, dissolution or winding up of Ryerson Tull, whether voluntary or involuntary, subject to the rights of the holders of any stock ranking senior to the Series A Preferred Stock and to all of our indebtedness, $44.00 per share plus all dividends accumulated and unpaid thereon. The shares of Series A Preferred Stock are convertible into shares of common stock at a rate of one share of common stock for one share of Series A Preferred Stock, subject to adjustments in certain events, and they are redeemable at our option at any time at $44.00 per share plus all dividends accumulated and unpaid thereon to the date fixed for such redemption. We may partially redeem the Series A Preferred Stock even if dividends are in arrears, provided that cumulative dividends are paid in full on the shares that are redeemed. Dividends paid on the Series A Preferred Stock and any other series of our preferred stock ranking on a parity with the Series A Preferred Stock as to dividends, if less than the full amount of dividends accumulated and unpaid on each such series of preferred stock, must be paid on each such series of preferred stock in proportion to the aggregate amounts of dividends accumulated and unpaid on each such series.

The holders of Series A Preferred Stock vote together with the holders of common stock (and any other shares of capital stock or notes entitled to vote at a meeting of stockholders) as one class, except as otherwise provided by Delaware corporate law or our Certificate of Incorporation. Subject to certain exceptions, the vote or consent of a majority of the outstanding shares of Series A Preferred Stock as a class, together with all other series of preferred stock ranking on a parity with the Series A Preferred Stock, is required to authorize, create or issue any class of stock, or any right to convert into or purchase any class of stock, ranking prior to the Series A Preferred Stock as to dividends or liquidation rights, or for any merger or consolidation which would have a similar effect.

Anti-takeover Effects of Delaware Law and Certificate of Incorporation and By-laws

Our Certificate of Incorporation and By-laws and Section 203 of the Delaware corporate law contain certain provisions that may make the acquisition of control of Ryerson Tull by means of a tender offer, open market purchase, proxy fight or otherwise more difficult. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our Board of Directors. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares.

Section 203 of the Delaware corporate law prohibits certain “business combination” transactions between a publicly-held Delaware corporation, such as Ryerson Tull, and any “interested stockholder” for a period of three years after the date on which the latter became an interested stockholder, unless:

•	prior to that date either the proposed business combination or the proposed acquisition of stock resulting in its becoming an interested stockholder is approved by the Board of Directors;

•	in the same transaction in which it becomes an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation that are not held by the directors, officers or certain employee stock plans; or

•	the business combination with the interested stockholder is approved by the Board of Directors and also approved at a stockholders’ meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of our voting stock other than shares held by the interested stockholder.

An “interested stockholder” is defined in Section 203 of the corporation law, with certain exceptions, as any person that:

•	is the owner of 15% or more of the outstanding voting stock of a corporation; or

•	is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which the determination is to be made as to such person’s status as an interested stockholder.

Availability of Shares of Capital Stock for Future Issuance

The availability for issue of shares of preferred stock and common stock by us without further action by stockholders (except as may be required by applicable stock exchange regulations) could be viewed as enabling the Board of Directors to make more difficult a change in control of Ryerson Tull. The Board of Directors may issue warrants or rights to acquire shares of preferred stock or common stock in order to discourage or defeat unsolicited stock accumulation programs and acquisition proposals. The Board of Directors may also issue shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of us.

Special Meetings

Our Certificate of Incorporation provides that, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman of the Board, Vice Chairman of the Board, the President or the Board of Directors. In addition, the Secretary may call a special meeting at the direction of the aforementioned directors and officers. Any call for a special meeting must specify the matters to be acted upon at the meeting.

Stockholder Proposals

Our By-laws provide that, if a stockholder desires to submit a proposal at an annual or special stockholders’ meeting or to nominate persons for election to the Board of Directors, the stockholder must submit written notice to us not less than 90 days nor more than 120 days in advance of the day corresponding to the date of mailing of our proxy statement in connection with the previous year’s annual meeting.

The notice must describe the proposal or nomination and set forth the name and address of, the stock held of record and beneficially by, the stockholder. Notices of stockholder proposals must set forth the reasons for conducting such business and any material interest of the stockholder in such business. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information as would be required under Regulation 14A of the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in the by-laws.

The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a stockholder proposal if the established procedures are not followed.

The foregoing provisions of our By-laws may be changed by the stockholders only upon the affirmative vote of the holders of two-thirds of the votes that could be cast by the holders of all shares of our capital stock entitled to vote on such matters at a meeting duly called for such purpose.

Rights Agreement

On November 25, 1997, our Board of Directors declared a dividend distribution of one Right for each outstanding share of common stock, to stockholders of record at the close of business on December 17, 1997 (the “Record Date”). The Board also authorized the issuance of one Right for each share of common stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption, exchange or expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement, each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series D Junior Participating Preferred Stock (the “Series D Preferred Stock”), at a purchase price of $80 per Right (the “Purchase Price”).

Upon payment of the dividend at the close of business on the Record Date, the Rights attached to all common stock certificates representing shares then outstanding. No separate Rights Certificates (as defined below) were distributed. Unless earlier redeemed by our Board of Directors in accordance with the Rights Agreement, the Rights will separate from the common stock and a “Distribution Date” will occur upon the earlier of (i) 10 days following the Stock Acquisition Date (as defined below) or (ii) 10 business days after the date a tender or exchange offer that would result in a person or group beneficially owning 10% or more of the outstanding shares of common stock is first published, sent or given to our stockholders (or such later date as our Board of Directors shall determine).

The “Stock Acquisition Date” is defined as the earlier of (x) the first date of public announcement (i) by us that any person or group (other than certain exempt persons or groups) has acquired, or (ii) by any person or group (other than certain exempt persons or groups) that it has acquired, beneficial ownership of 10% or more of the shares of common stock then outstanding or (y) the date that any person enters into an agreement or arrangement with us or any of our subsidiaries providing for an Acquisition Transaction (as defined below) (any person described in clause (x) or clause (y) above is referred to as an “Acquiring Person”). Any person that publicly announced prior to September 22, 1999 that it holds 10% or more of the outstanding shares of common stock (an “Existing 10% Holder”) will not be deemed to be an Acquiring Person as long as such person does not acquire additional shares resulting in its ownership of 15% or more of the common stock. An “Acquisition Transaction” is defined as (a) a merger, consolidation or similar transaction as a result of which our stockholders will own less than 60% of the outstanding shares of common stock or the common stock of a publicly-traded entity which controls Ryerson Tull or into which we have been merged or otherwise combined (based solely on the shares of common stock received by such stockholders, in their capacity as our stockholders, pursuant to such transactions), (b) a purchase of all or a substantial portion of our assets and the assets of our subsidiaries or (c) a purchase or other acquisition of securities representing 10% or more of the shares of common stock then outstanding.

Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the common stock (except in connection with redemption of the Rights), (ii) new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of common stock will contain a notation incorporating the Rights Agreement by reference so that all such shares will have attached Rights and (iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

The Rights will first become exercisable on the Distribution Date and will expire at the close of business on December 17, 2007 (the “Final Expiration Date”), unless earlier redeemed or exchanged by us as described below. Notwithstanding the foregoing, the Rights will not be exercisable after the occurrence of a Triggering Event (defined below) until our right of redemption has expired.

As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights. Except for shares of common stock issued or sold after the Distribution Date pursuant to the exercise of stock options or under any employee benefit plan or arrangement granted or awarded prior to the Distribution Date, or the exercise, conversion or exchange of securities issued by us, and except as otherwise determined by our Board of Directors, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

If any person becomes an Acquiring Person (except (i) pursuant to an offer for all outstanding shares of common stock which our independent directors determine to be fair to and otherwise in our and our stockholders’ best interest after receiving advice from one or more investment banking firms (a “Qualifying Offer”) and (ii) for certain persons owning less than 15% of the outstanding common stock who report their ownership on Schedule 13G under the Exchange Act, or on Schedule 13D under the Exchange Act, provided that they do not state any intention to, or reserve the right to, control or influence us and such persons certify that they became an Acquiring Person inadvertently and they agree that they will not acquire any additional shares of common stock) (such event is referred to herein as a “Triggering Event”), then the Rights will “flip-in” and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of common stock having a market value of two times such Purchase Price. Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person or an affiliate or associate of an Acquiring Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Triggering Event, and any holder of such Rights will have no right to exercise such Rights.

If, following the Stock Acquisition Date, we are acquired in a merger or other business combination in which the common stock does not remain outstanding or is changed (other than a merger following a Qualifying Offer) or 50% of the assets or earning power of the Registrant and its Subsidiaries (as defined in the Rights Agreement) (taken as a whole) is sold or otherwise transferred to any person (other than Ryerson Tull or any of our subsidiaries) in one transaction or a series of related transactions, the Rights will “flip-over” and entitle each holder of a Right, except as provided in the preceding paragraph, to purchase, upon exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

The Purchase Price is subject to adjustment from time to time to prevent dilution upon the (i) declaration of a dividend on the Series D Preferred Stock payable in shares of Series D Preferred Stock, (ii) subdivision of the outstanding Series D Preferred Stock, (iii) combination of the outstanding Series D Preferred Stock into a smaller number of shares, (iv) issuance of any shares of our capital stock in a reclassification of the Series D Preferred Stock (including any such reclassification in connection with a consolidation or merger in which we are the continuing or surviving corporation), (v) grant to holders of the Preferred Stock of certain rights, options, or warrants to subscribe for Series D Preferred Stock Preferred Stock or securities convertible into Series D Preferred Stock at less than the current market price of the Series D Preferred Stock or (vi) distribution to holders of the Series D Preferred Stock of other evidences of indebtedness, cash (other than a regular quarterly cash dividend payable out of our earnings or retained earnings), subscription rights, warrants or assets (other than a dividend payable in Series D Preferred Stock, but including any dividend payable in stock other than Series D Preferred Stock).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of the Purchase Price.

After a Triggering Event, our Board of Directors may, at its election, exchange all or part of the outstanding Rights (other than those beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person) for shares of common stock or shares of our preferred stock having essentially the same value or economic rights as such shares. Immediately upon the action of the Board authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and such Rights will only entitle holders to receive the shares issuable upon such exchange.

At any time prior to the earlier of (i) fifteen days following the Stock Acquisition Date and (ii) the Final Expiration Date, we may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustments. We may, at our option, pay the redemption price in cash, shares of common stock (based on the current market price of the common stock at the time of redemption) or any other form of consideration deemed appropriate by our Board of Directors. Immediately upon the action of the Board ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the applicable redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for our common stock (or other consideration) or for common stock of the acquiring company as set forth above.

At any time prior to the Distribution Date, we may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only (i) to cure ambiguities, (ii) to correct or supplement defective or inconsistent provisions, (iii) to shorten or lengthen any time period thereunder or (iv) in ways that do not adversely affect the Rights holders (other than an Acquiring Person). From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (x) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (y) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person). No supplement or amendment to the Rights Agreement may be made at any time when the Rights are not redeemable other than supplements or amendments of the types contemplated by clause (i) or (ii) above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income and estate tax consequences of the ownership of notes and the shares of common stock into which the notes may be converted, as of the date hereof. Except where noted, this summary deals only with a note or common stock held as a capital asset by a holder who purchases the notes on original issuance at its initial offering price, and does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income or estate tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who is an investor in a pass-through entity;

•	a United States person whose “functional currency” is not the U.S. dollar.

•	a “controlled foreign corporation”;

•	a “foreign personal holding company”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances.

For purposes of this discussion, a U.S. holder is a beneficial owner of a note that is:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of a note or share of common stock (other than a partnership) that is not a U.S. holder.

If a partnership holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your own tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

U.S. Holders

Payment of Interest

Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your usual method of accounting for tax purposes.

Sale, Exchange, Redemption, or other Disposition of Notes

Except as provided below under “Conversion of Notes into Common Stock, Cash or a Combination Thereof” you will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a note equal to the difference between the amount realized (less accrued interest which will be taxable as such) upon the sale, exchange, redemption or other disposition and your adjusted tax basis in the note. Your tax basis in a note will generally be equal to the amount you paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If you are an individual and have held the note for more than one year, such capital gain will be subject to reduced rates of taxation. Your ability to deduct capital losses may be limited.

Conversion of Notes into Common Stock, Cash or a Combination Thereof

We intend to take the position that neither gain nor loss will be recognized by holders on the exchange of notes into shares of common stock upon conversion or otherwise, except to the extent of cash received, if any, including any cash received in lieu of a fractional share and except to the extent of amounts received with respect to accrued interest, which will be taxable as such. If you receive solely cash in exchange for your notes upon conversion or repurchase, your gain or loss will be determined in the same manner as if you disposed of the notes in a taxable disposition (as described above under “Sale, Exchange, Redemption or other Disposition of Notes”). If a combination of cash and stock is received in exchange for your notes upon conversion or repurchase, we intend to take the position that gain, but not loss, will be recognized equal to the excess of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such, and cash in lieu of a fractional share) over your adjusted tax basis in the note (excluding the portion of the tax basis that is allocable to any fractional share), but in no event should the gain recognized exceed the amount of cash received. The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share will be equal to the difference between the amount of cash you receive in respect of the fractional share and the portion of your adjusted tax basis in the note that is allocable to the fractional share.

The tax basis of the shares of common stock received upon a conversion or repurchase (other than common stock attributable to accrued interest, the tax basis of which will equal its fair market value) will equal the adjusted tax basis of the note that was converted or repurchased (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). Your holding period for shares of common stock will include the period during which you held the notes except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of receipt.

You should consult your tax advisors regarding the tax treatment of the receipt of cash and stock in exchange for notes upon conversion or repurchase and the ownership of our common stock.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. holders of notes will be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. It is not clear whether a constructive dividend deemed paid to you would be eligible for the preferential rates of United States federal income tax applicable in respect of certain dividends received under recently enacted legislation. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to you unless you are an exempt recipient such as a corporation. A backup withholding tax will apply to those payments if you fail to provide your taxpayer identification number, or certification of foreign or other exempt status, or if you fail to report in full interest and dividend income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Effects of the Make Whole Premium

The conclusions in the preceding paragraphs are based in part on our determination that there is only a remote possibility that we will be required to make payments of additional amounts under the make whole premium upon a fundamental change. See “Description of Notes—Conversion Rights.” If the possibility were not remote, the notes could be subject to the special rules applicable to contingent payment debt instruments, which would require current accrual of income in excess of stated interest, recognition of gain or loss on conversion and the treatment as ordinary income rather than capital gain of any income realized on the taxable disposition of a note.

Non-U.S. Holders

Payments of Interest

The 30% United States federal withholding tax will not apply to any payment to you of interest on a note under the “portfolio interest rule” provided that:

•	interest paid on the note is not effectively connected with your conduct of a trade or business in the United States,

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations.

Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “United States Federal Income Tax”).

The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment, then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “Payments of Interest” are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.

Dividends and Constructive Dividends

Any dividends paid to you with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate including, without limitation, adjustments in respect of taxable dividends to holders of our common stock, see “Constructive Distributions” above) will be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate). However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate).

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Conversion of Notes into Common Stock

Neither gain nor loss will be recognized by non-U.S. holders on the exchange of notes into shares of our common stock upon conversion, except to the extent of cash received in lieu of a fractional share (which will be treated as described below under “—Sale, Exchange, Redemption or Other Disposition of Notes or Shares of Common Stock”) and common stock attributable to accrued interest (which will be treated as described above under “—Payments of Interest”).

Sale, Exchange, Redemption or other Disposition of Notes or Shares of Common Stock

Any gain realized upon the sale, exchange, redemption or other disposition of a note or share of common stock generally will not be subject to United States federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for United States federal income tax purposes.

We believe that we are not and do not anticipate becoming a “U.S. real property holding corporation” for United States federal income tax purposes.

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest rule” described above under “Payments of Interest” without regard to the statement requirement described in the last bullet point and, at the time of your death, payments with respect to the note would not have been effectively connected with the conduct by you of a trade or business in the United States. However, shares of common stock held by you at the time of your death will be included in your gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of interest and dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest or dividends that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as defined under the Code, and we have received from you the statement described above in the last bullet point under “Payments of Interest.”

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of a note made within the United States or conducted through certain United States-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in November 2004. The notes were resold by the initial purchasers of the notes in the United States to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

The following table sets forth information as of January 26, 2005 about the original principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

Name of Selling Securityholder	Principal Amounts of Notes Beneficially Owned That May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that May Be Sold (1)	Percentage of Common Stock Outstanding (2)
Acuity Master Fund, Ltd.	$4,800,000	2.74%	224,582	*
AG Domestic Convertibles, Ltd.	1,750,000	1.00%	81,879	*
AG Offshore Convertibles, Ltd.	3,250,000	1.86%	152,061	*
Akela Capital Master Fund, Ltd.	10,000,000	5.71%	467,880	1.84%
Argent Classic Convertible Arbitrage Fund L.P.	150,000	*	7,018	*
Argent Classic Convertible Arbitrage Fund II, L.P.	30,000	*	1,403	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	720,000	*	33,687	*
Associated Electric & Gas Insurance Services Limited	100,000	*	4,678	*
Bancroft Convertible Fund, Inc.	1,000,000	*	46,788	*
Barclays Global Investors Diversified Alpha Plus Funds	999,000	*	46,741	*
CALAMOS Market Neutral Fund – CALAMOS Investment Trust	3,000,000	1.71%	140,364	*
Deephaven Domestic Convertible Trading Ltd.	5,580,000	3.19%	261,077	1.03%
Ellsworth Convertible Growth and Income Fund, Inc.	1,000,000	*	46,788	*
Fore Convertible Master Fund, Ltd.	12,070,000	6.90%	564,731	2.21%
Fore Credit Master Fund, Ltd.	2,500,000	1.43%	116,970	*
Fore Plan Asset Fund, Ltd.	4,000,000	2.29%	187,152	*
Forest Fulcrum Fund LP	683,000	*	31,956	*
Forest Global Convertible Fund, Ltd., Class A-5	2,689,000	1.54%	125,812	*
Forest Multi-Strategy Master Fund SPC	1,705,000	*	79,773	*
Front Point Convertible Arbitrage Fund, L.P.	2,500,000	1.43%	116,970	*
Grace Brothers, Ltd	1,500,000	*	70,182	*
Grace Convertible Arbitrage Fund, Ltd	4,500,000	2.57%	210,546	*
Guggenheim Portfolio Company VIII (Cayman), Ltd.	3,000,000	1.71%	140,364	*
HFR CA Global Opportunity Master Trust	654,000	*	30,599	*
HFR CA Select Fund	400,000	*	18,715	*
HFR RVA Select Performance Master Trust	355,000	*	16,609	*
Highbridge International LLC	6,500,000	3.71%	304,122	1.20%
Institutional Benchmarks Master Fund, Ltd.	1,600,000	*	74,860	*
JMG Triton Offshore, Ltd	3,500,000	2.00%	163,758	*
J.P. Morgan Securities Inc.	3,900,000	2.23%	182,473	*
LLT Limited	522,000	*	24,423	*
Lyxor/Forest Fund Limited	2,181,000	1.25%	102,044	*
Man Convertible Bond Master Fund, Ltd	5,625,000	3.21%	263,182	1.04%
MAN MAC I, Ltd.	6,373,000	3.64%	298,179	1.18%
Morgan Stanley Prime Broker Rampart Convertible Arbitrage	1,500,000	*	70,182	*
Nomura Securities Int’l	2,000,000	1.14%	93,576	*

Name of Selling Securityholder	Principal Amounts of Notes Beneficially Owned That May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that May Be Sold (1)	Percentage of Common Stock Outstanding (2)
Quattro Fund Ltd.	5,950,000	3.40%	278,388	1.10%
Quattro Multistrategy Masterfund LP	1,050,000	*	49,127	*
RFE Company LLC	780,000	*	36,494	*
San Diego County Employee Retirement Association	1,500,000	*	70,182	*
Silverback Master, Ltd.	2,500,000	1.43%	116,970	*
Sphinx Convertible Arbitrage SPC	754,000	*	35,278	*
Sphinx Convertible Arbitrage Fund SPC	420,000	*	19,650	*
St. Thomas Trading, Ltd.	1,875,000	1.07%	87,727	*
Tribeca Global Investments Ltd.	5,500,000	3.14%	257,334	1.02%
Xavex Convertible Arbitrage 4 Fund	145,000	*	6,784	*
Xavex Convertible Arbitrage 10 Fund	100,000	*	4,678	*
Zazove Convertible Arbitrage Fund, LP	5,100,000	2.91%	238,618	*
Zazove Hedged Convertible Fund, LP	2,400,000	1.37%	112,291	*
Zurich Institutional Benchmarks Master Fund Ltd.	1,066,000	*	49,876	*

Total	$131,776,000	75.30%	6,165,521	19.77%

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 46.788 shares of common stock per $1,000 original principal amount of the notes. However, this conversion rate will be subject to adjustment as described under “Description of the Notes — Conversion Rate Adjustments.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3 of the Securities Exchange Act of 1934, using 25,017,045 shares. In calculating these percentages for each holder of notes, we also treated as outstanding that number of shares of common stock issuable upon conversion of that holder’s notes. However, we did not assume the conversion of any other holder’s notes.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

In connection with the sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver the notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that, in turn, may sell the notes and the underlying common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell all or a portion of the notes and the underlying common stock offered by them pursuant to this prospectus or may decide not to sell notes or the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes and the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “RT.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. The notes originally issued in the private placement are eligible for trading on The Portal Market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on The Portal Market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

The selling securityholders and any other persons participating in the distribution of the notes or underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability to engage in market-making activities with respect to the notes and the underlying common stock.

Under the registration rights agreement that has been filed as an exhibit to this registration statement, we agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (i) the sale of all outstanding registrable securities registered under the shelf registration statement of which this prospectus is a part, (ii) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by our non-affiliates or (iii) two years after the effective date of the shelf registration statement of which this prospectus is a part.

We are permitted to suspend the use of this prospectus in connection with the sale of securities pursuant to this prospectus under certain circumstances and subject to certain conditions for a period not to exceed an aggregate of 120 days in any 360 day period. During the time periods when the use of this prospectus is suspended, each selling securityholder has agreed not to sell notes or shares of common stock issuable upon conversion of the notes. We also agreed to pay liquidated damages to certain holders of the notes and shares of common stock issuable upon conversion of the notes if the prospectus is unavailable for periods in excess of those permitted.

Under the registration rights agreement, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the notes offered hereby has been passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Ryerson Tull, Inc. at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this prospectus by reference to Ryerson Tull, Inc.’s Current Report on Form 8-K filed with the SEC on December 23, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Integris Metals, Inc. and its subsidiary at January 2, 2004, and January 3, 2003, and for the period from November 1, 2001 through December 28, 2001, for the 53-week period ended January 3, 2003, and the 52-week period ended January 2, 2004, incorporated in this prospectus by reference to Ryerson Tull, Inc.’s Current Report on Form 8-K filed with the SEC on December 23, 2004, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of The Metals Distribution Business of NAMD Inc., at October 31, 2001, and for the four-month period ended October 31, 2001 (successor entity), and for the six-month period ended June 30, 2001 (predecessor entity), incorporated in this prospectus by reference to Ryerson Tull, Inc.’s Current Report on Form 8-K filed with the SEC on December 23, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Reynolds Aluminum Supply Company at October 31, 2001 and for the ten-month period ended October 31, 2001, incorporated in this prospectus by reference to Ryerson Tull, Inc.’s Current Report on Form 8-K filed with the SEC on December 23, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of J & F Steel at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, incorporated in this prospectus by reference to our Current Report on Form 8-K/A filed with the SEC on October 6, 2004, have been so incorporated in reliance on the report of KPMG LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We file reports, proxy statements and other information with the SEC which you can read at the SEC’s website at http://www.sec.gov or on our website at www.ryersontull.com. You can also read these documents at the SEC’s public reference room, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room.

We “incorporate by reference” in this prospectus information that we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. The documents contain important information about us and our financial condition.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

•	Our Current Reports on Form 8-K filed with the SEC on April 1, 2004, August 4, 2004 (as amended by Amendment No. 1 thereto filed on October 6, 2004), September 14, 2004, September 21, 2004, October 5, 2004, December 23, 2004, January 6, 2005 and January 10, 2005.

We incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of the filing of the registration statement of which this prospectus is a part and prior to the effective date of the registration statement (other than Current Reports on Form 8-K containing only disclosure furnished under Item 2.02 or 7.01 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K). We also incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold (other than Current Reports on Form 8-K containing only disclosure furnished under items 2.02 or 7.01 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K).

You can obtain any of the documents incorporated by reference in this prospectus from us, or from the SEC through the SEC’s website as described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus is a part. You can obtain any of these documents from us by requesting them in writing or by telephone at the following address: Ryerson Tull, Inc., 2621 West 15th Place, Chicago, Illinois 60608, Attention: Secretary, telephone number (773) 762-2121.

Ryerson Tull Procurement Corporation does not file reports with the SEC. Instead, as permitted by SEC rules and regulations, Ryerson Tull will include a consolidating footnote in the financial statements it files with the SEC that includes certain financial information regarding Ryerson Tull Procurement Corporation.

If at any time during the two-year period following the later of the date of original issue of the notes and the date of issue with respect to additional notes, if any, we are not subject to the information requirements of Section 13 or 15(d) of the Exchange Act, we will furnish to holders of notes, holders of common stock issued upon conversion thereof and prospective purchasers thereof the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933, in order to permit compliance with Rule 144A in connection with resales of notes and common stock issued upon conversion of notes.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item	14. Other Expenses of Issuance and Distribution.

The following is an itemization of all fees and expenses incurred or expected to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All but the SEC registration fee and NYSE listing fee are estimates and remain subject to future contingencies.

SEC registration fee	$20,598
Printing expenses	30,000
Legal fees and expenses	50,000
Accounting fees and expenses	25,000
NYSE listing fee	2,500
Transfer agent fees	10,000
Miscellaneous fees and expenses	11,902

Total	$150,000

Item	15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (a) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, (b) gives a director or officer who successfully defends an action the right to be so indemnified, and (c) authorizes a corporation to buy directors’ and officers’ liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of stockholders or otherwise.

Our amended certificate of incorporation permits, and our By-laws provide for, indemnification of directors, officers, employees and agents to the fullest extent permitted by law.

In accordance with Section 102(b)(7) of the Delaware General Corporation Law, our certificate of incorporation provides that directors shall not be liable for monetary damages for breaches of their fiduciary duty as directors except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as the same exists or may be amended.

We have also entered into indemnification contracts with certain of our officers and directors. The agreements supplement the protections provided by our By-laws.

Item	16. Exhibit Index.

See the Exhibit Index which is hereby incorporated herein by reference.

Item	17. Undertakings.

The undersigned registrant hereby undertakes:

•	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

•	That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

•	For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on January 26, 2005.

RYERSON TULL, INC.

By:	/S/ NEIL S. NOVICH
Name: Neil S. Novich Title: Chairman, President and Chief Executive Officer

Under the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on January 26, 2005.

Signature	Title

/S/ NEIL S. NOVICH Neil S. Novich	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)

/S/ JAY M. GRATZ Jay M. Gratz	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/S/ LILY L. MAY Lily L. May	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

** Jameson A. Baxter	Director

** Richard G. Cline	Director

** Russell M. Flaum	Director

** James A. Henderson	Director

** Gregory P. Josefowicz	Director

** Martha Miller de Lombera	Director

** Jerry K. Pearlman	Director

** Anré D. Williams	Director

**By: /S/ JAY M. GRATZ

Name: JAY M. GRATZ Title: Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on January 26, 2005.

RYERSON TULL PROCUREMENT CORPORATION

By:	/S/ JAMES M. DELANEY
Name: James M. Delaney Title: President and Chief Executive Officer and Director

Under the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on January 26, 2005.

Signature	Title

/S/ JAMES M. DELANEY James M. Delaney	President, Chief Executive Officer and Director (Principal Executive Officer)

/S/ TERENCE R. ROGERS Terence R. Rogers	Vice President and Treasurer (Principal Financial Officer)

/S/ LILY L. MAY Lily L. May	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

*** Jay M. Gratz	Director

** Gary J. Niederprum	Director

** Neil S. Novich	Director

**By: /S/ TERENCE R. ROGERS

Name: TERENCE R. ROGERS Title: Attorney in fact

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

4.1	Amended Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1995)

4.2	By-laws (incorporated by reference to Exhibit 3.2 to the Registrant’s Quarterly Report on 10-Q for the quarter ended March 31, 2003)

4.3	Certificate of Designation, Preferences and Rights of Series A $2.40 Cumulative Convertible Preferred Stock of the Registrant. (incorporated by reference to Exhibit B to the Definitive Proxy Statement of Inland Steel Company dated March 21, 1986 that was furnished to the stockholders in connection with the annual meeting held April 23, 1986)

4.4	Certificate of Designation, Preferences and Rights of Series D Junior Participating Preferred Stock of the Registrant. (incorporated by reference to Exhibit 4-D to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1987)

4.5	Rights Agreement, dated as of November 25, 1997, as amended and restated as of as amended and restated as of April 1, 2004, between the Registrant and The Bank of New York, as successor Rights Agent to Harris Trust and Savings Bank, which includes as Exhibit A thereto the Form of Rights Certificate. (incorporated by reference to Exhibit 4.1 to the Registrant’s amended Registration Statement on Form 8-A/A-3 filed on April 1, 2004)

4.6	Registration Rights Agreement, dated November 10, 2004, between Ryerson Tull, Inc., Ryerson Tull Procurement Corporation, J.P.Morgan Securities Inc. and UBS Securities LLC. (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed on November 10, 2004)

4.7	Indenture, dated November 10, 2004, between Ryerson Tull, Inc., Ryerson Tull Procurement Corporation and The Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on November 10, 2004)

5.1	Opinion of Mayer, Brown, Rowe & Maw LLP concerning the legality of the securities being offered

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of PricewaterhouseCoopers LLP regarding Ryerson Tull, Inc.

23.2	Consent of PricewaterhouseCoopers LLP regarding Integris Metals, Inc.

23.3	Consent of PricewaterhouseCoopers LLP regarding the metals distribution businesses of NAMD, Inc.—Successor Entity

23.4	Consent of PricewaterhouseCoopers LLP regarding the metals distribution businesses of NAMD, Inc.—Predecessor Entity

23.5	Consent of PricewaterhouseCoopers LLP regarding Reynolds Aluminum Supply Company

23.6	Consent of KPMG LLP regarding J&F Steel

23.7	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1)

24.1	Power of Attorney

25.1	Statement of Eligibility and Qualification of Trustee on Form T-1